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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                 SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant To Section
                 14(d)(4) of the Securities Exchange Act of 1934



                        Community Care of America, Inc.
                           (Name Of Subject Company)



                        Community Care of America, Inc.
                       (Name Of Person Filing Statement)


                   Common Stock, par value $0.0025 per share
                        (Title Of Class of Securities)



                                   20363B10
                     (CUSIP Number of Class of Securities)



                                 Deborah A. Lau

                       President, Chief Executive Officer

                          and Chief Financial Officer
                            3050 N. Horseshoe Drive
                                   Suite 260
                             Naples, Florida 34104
                                (941) 435-0085
      (Name, Address and Telephone Number of Person Authorized to Receive

       Notices and Communications on Behalf of Person Filing Statement)




                                   Copy to:


                             J. Allen Miller, Esq.
                            Chadbourne & Parke LLP
                             30 Rockefeller Plaza
                           New York, New York 10112
                                (212) 408-5100
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

Item 1. Security and Subject Company.

     The name of the subject company is Community Care of America, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3050 N. Horseshoe Drive, Suite 260, Naples, Florida 34104. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") relates is Common Stock, par value $0.0025 per share, of the Company (the "Shares").


Item 2. Tender Offer of the Bidder.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 7, 1997 (the "Schedule 14D-1"), of IHS Acquisition XXVI, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Integrated Health Services, Inc., a Delaware corporation ("Parent"), to purchase all issued and outstanding Shares at a price of $4.00 per share (or any greater amount paid per Share pursuant to the Offer (as defined below)) net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 1997 and any supplement thereto (the "Offer to Purchase"), and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The address of the principal executive offices of Parent and Purchaser is 10065 Red Run Boulevard, Owings Mills, Maryland, 21117. The telephone number at that location is (410) 998-8400.

     The Offer is being made pursuant to an Agreement and Plan of Merger among Parent, Purchaser and the Company, dated as of August 1, 1997 (the "Merger Agreement"), which provides that Purchaser shall commence the Offer no later than five (5) business days after the date of the public announcement of the Offer. Purchaser publicly announced the Offer on August 1, 1997. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or by any subsidiary of the Company and Shares owned by Parent, Purchaser or any other subsidiary of Parent, which Shares will be canceled, and other than Shares, if any, held by stockholders who perfect appraisal rights under the General Corporation Law of the State of Delaware (the "Delaware GCL")), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Per Share Amount.

     The following discussion is based on information contained in the Schedule 14D-1:

     Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer, to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute a majority of the outstanding shares of Common Stock of the Company on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" means, as of the date of the purchase of Shares pursuant to the Offer, the number of Shares outstanding, together with all Shares of the Company issuable pursuant to options and warrants) and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of the Parent or any of its subsidiaries which constitutes a breach of the Merger Agreement):

       (a) there shall be threatened, instituted or pending by any person or any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic, foreign or supranational (a "Governmental Entity") any suit, action or proceeding (i) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company, Parent or the Purchaser any damages not covered by insurance which in the reasonable judgment of Parent are material in relation to the Company and its subsidiaries taken as whole, (ii) seeking to prohibit or impose any limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of the Company's businesses or assets, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any portion of the business or assets of the Company or Parent and their respective subsidiaries, (iii) seeking to impose limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose limitations on the ability of Parent or the Purchaser effectively to exercise full rights of ownership of any Shares including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (v) which otherwise in the reasonable judgment of Purchaser are likely to have a material adverse effect on the Company;

       (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that in the reasonable judgment of Parent is likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

       (c) there shall have occurred any events that, either individually or in the aggregate, have caused or in the reasonable judgment of the Parent are likely to cause a material adverse change with respect to the Company;

       (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Merger Agreement or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

       (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

       (f) the Company shall have failed to perform or cure within the applicable cure period any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

       (g) the Merger Agreement shall have been terminated in accordance with its terms;

       (h) there shall have occurred (i) any general suspension of, or limitation of prices for, trading in securities on the New York Stock Exchange or on the Nasdaq Stock Market, Inc.'s National Market ("NASDAQ"),
    (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of war, armed hostilities or other international or national calamity directly involving the Armed Forces of the United States, (iv) any general limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions and (v) in the case of any of the foregoing existing at time of the commencement of the Offer, a material acceleration or worsening thereof; or

       (i) the Parent, Purchaser and the Company shall not have procured consents (i) to transfer of healthcare licenses in the States of Alabama, Colorado, Florida, Georgia, Iowa, Kansas, Louisiana, Maine, Missouri,
    Nebraska, Texas and Wyoming, (ii) to transfers of the Certificates of Need in the States of Alabama and Maine and (iii) from Healthcare and Retirement Properties Trust and Daiwa Healthco 2, L.L.C., the Company's lenders.

     The foregoing conditions are for the sole benefit of the Purchaser and the Parent, may be asserted by the Purchaser and the Parent, in whole or in part, at any time and from time to time, in the reasonable judgment of the Purchaser and Parent regardless of the circumstances giving rise to any such condition (other than a breach by the Parent or the Purchaser), and may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right that may be asserted at any time and from time to time. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall be returned forthwith by the Depositary to the tendering stockholders.


Item 3. Identity and Background.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in the Information Statement of the Company attached hereto as Schedule I (the "Information Statement").

     (b)(2) Certain contracts, agreements, arrangements, and understandings between the Company and Parent and its affiliates are described in the Information Statement attached hereto as Schedule I.

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date thereof but in no event later than five business days after the date of public announcement of the execution and delivery of the Merger Agreement. The obligation of the Purchaser to commence the Offer and to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver by the Purchaser of the conditions described in "Item 2 - Tender Offer of the Bidder." Under the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any such condition (other than the condition that there be validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which constitutes at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition"), which condition may only be waived with the Company's consent) and make any other changes in the terms and conditions of the Offer; provided, that, without the consent of the Company, no change may be made which (a) reduces the number of Shares subject to the Offer, (b) reduces the price per Share payable in the Offer, (c) adds to the conditions to the Offer, (d) extends the Offer other than as described in the next sentence, (e) changes the form of consideration payable in the Offer or (f) amends any other term of or adds any new term to the Offer in any manner materially adverse to the Company's stockholders. The Purchaser may, without the consent of the Company, but subject to the Company's right to terminate the Merger Agreement if Shares have not been accepted for payment on or before November 30, 1997, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the conditions to the Purchaser's obligation to purchase Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, (iii) extend the Offer from time to time until two business days after expiration of the waiting period under the HSR Act, and (iv) extend the Offer for an aggregate period of not more than 15 business days beyond the latest expiration date that would otherwise be permitted under clauses (i), (ii) or (iii) of this sentence if there shall not have been tendered to the Purchaser sufficient Shares so that the Merger could be effected without a stockholders' meeting in accordance with Section 253 of the Delaware GCL.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the Delaware GCL, at the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. At the Parent's election, any direct or indirect subsidiary of the Parent other than the Purchaser may be merged with and into the Company instead of the Purchaser.

     At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, any subsidiary of the Company, the Parent, the Purchaser or any other subsidiary of the Parent, which Shares shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, or Shares held by stockholders who shall have properly demanded and perfected appraisal rights under Section 262) will be cancelled, extinguished and converted into the right to receive $4.00 in cash or any higher price that may be paid pursuant to the Offer, payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement (the "Merger Consideration"). In addition, as of the Effective Time, each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one thousand fully paid and nonassessable shares of common stock, par value $0.0025 per share, of the Surviving Corporation.

     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have complied with all the provisions of Section 262 of the Delaware GCL will not be converted into the right to receive the Merger Consideration, but will be entitled to receive the consideration as determined pursuant to Section 262 of the Delaware GCL; provided, however, that if, after the Effective Time, such stockholder shall have failed to perfect or shall have withdrawn or otherwise lost his, her or its right to appraisal under the Delaware GCL, such stockholder's Shares shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration as described above. The Merger Agreement requires that the Company give Parent prompt notice of any demand for appraisal of Shares received by the Company and the opportunity to participate in and direct all negotiations and proceedings with respect to any demand for appraisal. In addition, the Merger Agreement prohibits the Company from making any payment with respect to, settling or offering to settle or otherwise negotiating any demands for appraisal without Parent's prior consent.

     Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     The Merger Agreement also provides that at the Effective Time and without any further action on the part of the Company and the Purchaser, the Restated
Certificate of Incorporation (the "Certificate of Incorporation") of the Company, as in effect immediately prior to the Effective Time, will be amended to provide that the total number of shares of all classes of stock which the Company has the authority to issue will be 1,000 shares of Common Stock and, as so amended, the Certificate of Incorporation will be the certification of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and under the Delaware GCL. At the Effective Time and without any further action on the part of the Company and the Purchaser, the By-Laws of the Company as in effect immediately prior to the Effective Time will be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by law. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or their earlier resignation or removal.

     Pursuant to the Merger Agreement, following the purchase of Shares pursuant to the Offer, if approval of the Merger Agreement by the Company's stockholders is required by law, the Company will, at Parent's request, take all action necessary in accordance with applicable law to convene a meeting of its stockholders as soon as practicable to consider and vote upon the Merger Agreement and the transactions contemplated thereby. The Company will, through the Board of Directors, recommend that the Company's stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including preparing and filing with the Commission under the Exchange Act a proxy statement (the "Proxy Statement") and using its best efforts to cause the Proxy Statement to be mailed to stockholders of the Company as promptly as practicable after such filing. The Company will, through the Board of Directors, recommend that the Company's stockholders vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, subject to the Board of Directors' fiduciary duty under applicable law. At the meeting of the Company's stockholders, the Parent will cause all Shares owned by the Parent, the Purchaser or any other subsidiary of Parent, including all Shares purchased in the Offer, to be voted in favor of the adoption of the Merger Agreement and the transactions contemplated thereby.

     The Delaware GCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a stockholder vote. Accordingly, if, as a result of the Offer, or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser will be able, and intends, to effect the Merger without a stockholder vote.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, its organization and the organization and ownership of its subsidiaries, its capitalization, its corporate power and governmental authorization to enter into the Merger Agreement, its filings with the Commission, its financial statements, and the absence of certain changes in its business since March 31, 1997. The Company has also represented and warranted that consummation of the transactions contemplated by the Merger Agreement does not conflict with or result in any breach of any provision of the Certificate of Incorporation and By-Laws of the Company, require any filing with, or permit, authorization, consent or approval of, any governmental entity other than those described in the Merger Agreement, violate any applicable laws or (except as set forth in the disclosure schedule to the Merger Agreement) any material agreements or instruments binding on the Company. Other representations and warranties in the Merger Agreement pertain to the information supplied by the Company in connection with the Offer, the absence of undisclosed liabilities, the Company's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to the Company, compliance by the Company with applicable law, including environmental and healthcare reimbursement laws, tax matters, the inapplicability of state anti-takeover statutes (except as set forth in the disclosure schedule to the Merger Agreement), including Section 203 of the Delaware GCL, the Company's material contracts, insurance matters, intellectual property matters, labor matters, real estate matters, and the vote required to approve the Merger. The Merger Agreement also contains representations and warranties with respect to the extent of its equity interests in other entities, any brokerage fees payable as a result of the consummation of the Offer and the Merger and the opinions of its financial advisors with respect to the fairness of the consideration to be received pursuant to the Offer and the Merger.

     The Merger Agreement also contains representations and warranties by the Parent and the Purchaser with respect to, among other things, the organization of the Purchaser and the Parent, their authority to enter into the Merger Agreement, the information supplied by them in connection with the Offer and their financial ability to purchase the Shares. The Merger Agreement also contains representations and warranties by the Purchaser and the Parent which address any required consents under any applicable provisions of the HSR Act, the Exchange Act, the Securities Act of 1933, as amended (the "Securities Act"), and the regulations thereunder and applicable state takeover laws. Other representations and warranties by the Purchaser and the Parent state that execution of the Merger Agreement by the Parent and the Purchaser will not conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of the Parent or the Purchaser, or violate any applicable laws or any agreements or instruments binding on the Parent or its subsidiaries (except as provided in the Merger Agreement).

     Covenants of the Company. Pursuant to the Merger Agreement, until such time as Parent's designees constitute a majority of the members of the Board of Directors of the Company, the Company shall and shall cause its subsidiaries to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to execution and delivery of the Merger Agreement and use all reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers, employees and others having business dealings with the Company and its subsidiaries. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its subsidiaries to, without the written consent of Parent or as expressly contemplated or permitted by the Merger Agreement, among other things: (i) (A) declare or pay any dividends on or make any other distributions in respect of its capital stock, other than dividends and distributions by any direct or indirect wholly-owned subsidiaries of the Company, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or its subsidiaries, except pursuant to agreements referenced in Section
4.24 of the Merger Agreement or listed in the disclosure schedule thereto; (ii) issue, deliver, sell, pledge or encumber any shares of its capital stock or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest, or authorize or propose to do any of the foregoing (other than the issuance of Shares upon exercise of stock options and warrants outstanding as of the date of the Merger Agreement); (iii) amend or propose to amend its certificate of incorporation or by-laws; (iv) enter into any management agreement for any of its assets or acquire or agree to acquire (A) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (v) sell, lease, license, encumber or otherwise dispose of or agree to sell, lease, license, encumber or otherwise dispose of any of its assets, except for the disposition of equipment in the ordinary course of business consistent with past practice; (vi) (A) incur or guarantee any indebtedness for borrowed money, issue or sell any debt securities, guarantee any debt securities of others or enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings for working capital purposes consistent with past practices or (B) make any loans, advances or capital contributions to, or investments in, any person other than in the case of both clauses (A) and (B) any loan from the Company to a direct or indirect wholly-owned subsidiary; (vii) make any tax election that would have a material effect on the Company or settle or compromise any material tax liabilities; (viii) except as otherwise permitted by the Merger Agreement, pay, discharge, settle or satisfy any claim, liability or obligation, other than the payment, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the Company's most recent consolidated financial statements included in documents filed with the Commission and liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice; (ix) except in the ordinary course of business or as otherwise permitted by the Merger Agreement, modify, amend or terminate any material agreement or waive any material rights or claims; or (x) except as provided in the Merger Agreement or required by law, increase the compensation of executive officers or directors, enter into, adopt, amend or terminate any employee benefit plan or any plan, agreement, policy or arrangement for the benefit of any director, officer or current or former employee, or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement (including the grant of, or acceleration of exercisability or vesting of, stock options, stock appreciation rights and restricted stock). In addition, the Company has agreed to (i) provide Parent or its counsel with copies of all filings made by the Company with any governmental entity in connection with the Merger Agreement; and (ii) consult with Parent before filing any material tax return as to the positions and elections to be taken or made with respect to such return, and to take such positions or make such elections as the Company and Parent shall jointly agree.

     Prohibition on Solicitation. The Merger Agreement provides that the Company and its officers, directors, employees, representatives and agents will immediately cease any ongoing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal (as defined below); provided that following the cessation of any such discussions or negotiations, future discussions or negotiations with any such parties will be governed by the remaining provisions of this paragraph. Except as set forth in the Merger Agreement, (a) neither the Company or any of its subsidiaries, nor any of its or their respective officers, directors, employees or representatives will encourage, solicit or initiate (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to any Takeover Proposal or participate in any discussions or negotiations regarding any Takeover Proposal and (b) neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, at any time prior to acceptance of the Shares pursuant to the Offer (a) the Company Board may take, and disclose to the Company's stockholders, a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act with respect to any tender offer for shares of capital stock of the Company; provided, that the Company Board will not recommend that the stockholders of the Company tender their shares in connection with any such tender offer unless the Company Board shall have determined in good faith, after consultation with outside counsel, that failing to take such action would be inconsistent with the Board of Directors' fiduciary duty under applicable law; (b) the Company may furnish information, in response to an unsolicited Takeover Proposal, to any person pursuant to a confidentiality agreement, and may participate in negotiations concerning such Takeover Proposal, if the Company Board determines in its good faith judgment, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law; and (c) the Company may (subject to the provisions of the Merger Agreement), if the Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as defined below), cause the Company to enter into an agreement with respect to a Superior Proposal or terminate the Merger Agreement, but in each case only at a time that is after the first business day following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Takeover Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to Parent the Termination Fee (see "-Fees and Expenses"). Under the Merger Agreement, the Company is obligated to notify the Parent immediately of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Company has agreed to keep Parent fully informed of the status and details of any such request or Takeover Proposal.

     For purposes of the Merger Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

     Reasonable Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use its reasonable efforts to take, or cause to be taken, all actions necessary to (i) comply promptly with all legal requirements which may be imposed on itself with respect to the Offer and the Merger (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other governmental entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger and (ii) obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Parent, the Purchaser, the Company or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets.

     Board of Directors. The Merger Agreement provides that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, promptly upon the payment by the Purchaser for any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors of the Company as shall give the Purchaser a majority of the directors; provided that until the Effective Time at least two persons who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company shall be directors of the Company (the "Independent Directors"). Following the election of the Purchaser's designees to the Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, or (iii) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement. The Company will promptly, at the option of the Parent, increase the size of the Board of Directors and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to and to constitute a majority of the Board of Directors, and will cause the Purchaser's designees to be so elected.

     Treatment of Stock Options and Warrants. Pursuant to the Merger Agreement, the Company has agreed to amend the Company's option plans to provide that if optionees do not exercise their unexercised options to purchase Shares granted by the Company under such plans (the "Options") within 30 days of a notice that the Company proposes to merge into another corporation, then the optionee will receive, in settlement of each Option, a Cash Amount (as defined below) with respect to the number of Shares underlying the unexercised portion of the Option immediately prior to the Effective Time. The Cash Amount payable for each Option shall equal the difference between (i) the product of (a) the Merger Consideration minus the exercise price per Share of each Option and (b) the number of Shares covered by the unexercised portion of the Option and (ii) any applicable withholding taxes. The Company is obligated to give to each optionee notice that the Company proposes to merge into another corporation following the date of the Merger Agreement. The Company's option plans will terminate as of the Effective Time.

     The Merger Agreement provides that, at the Effective Time, each holder of an outstanding warrant to purchase Shares granted by the Company ("Warrants"), whether or not then exercisable, shall, in settlement thereof, receive for each Share issuable upon exercise of such Warrant an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per share exercise price of such Warrant to the extent such difference is a positive number. The Company has also agreed to use its best efforts to obtain all consents or releases from holders of Warrants necessary to give effect to the transactions contemplated by this paragraph.

     Indemnification and Insurance. Under the Merger Agreement the Purchaser agrees that all rights to indemnification existing in favor of the present or former directors and officers of the Company (as such) or any of its subsidiaries (collectively, the "Covered Persons"), as provided in the Company's Certificate of Incorporation or By-Laws, or the articles of incorporation, by-laws or similar documents of any of the Company's subsidiaries and the indemnification agreements with such present and former directors and officers filed with the Commission and publicly available prior to the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time will survive the Merger and continue in full force and effect in accordance with their terms. In addition, for a period of six years from the Effective Time, Parent shall (i) guarantee such indemnification obligations and (ii) maintain in effect the Company's current officers' and directors' liability insurance policy covering those persons who were covered at the time of the Merger Agreement.

     Conditions to Merger. The respective obligation of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) if necessary under applicable law, the Merger shall have been adopted by the requisite vote of the stockholders of the Company in accordance with the DGCL; (b) no legal requirements shall have been enacted, entered, promulgated or enforced by any court or governmental entity which prohibit or prevent the consummation of the Merger (provided that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; (c) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer; and (d) the applicable waiting period under the HSR Act shall have expired or been terminated.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company, (a) by mutual consent of the Parent and the Company (but only by action of the Independent Directors after the purchase of Shares pursuant to the Offer); (b) by either the Company or the Parent if (i) (x) as a result of the failure of any of the conditions to the Offer the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (y) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to November 30, 1997; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of representation or warranty under the Merger Agreement by such party; or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Parent or the Purchaser (i) prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of certain conditions to the Offer and (B) cannot be or has not been cured within 20 days after the giving of written notice to the Company; (ii) if Parent or the Purchaser is entitled to terminate the Offer as a result of the Company Board or any committee thereof having withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or if the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Merger Agreement or the Company Board or any committee thereof has resolved to do any of the foregoing or (iii) if, due to an occurrence, not involving a breach by Parent or the Purchaser under the Merger Agreement, which makes it impossible to satisfy any of the conditions set forth in "Item 2 - Tender Offer of the Bidder," Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (d) by the Company (i) in connection with entering into a definitive agreement relating to a Superior Proposal in accordance with the Merger Agreement, or (ii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case, such breaches and failures which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger, or (iii) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (provided that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the Company and its subsidiaries, taken as a whole).

     In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and of no effect and there shall be no liability on the part of any party thereto except as described under "- Fees and Expenses" below and as otherwise provided in the Merger Agreement; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any breach thereof before termination.

     Fees and Expenses. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Under the Merger Agreement the Company will pay, or cause to be paid, in same day funds, to the Parent (a) a termination fee of $1,000,000 (the "Termination Fee") and (b) all outstanding loans between Parent or any of its subsidiaries and the Company if the Merger Agreement is terminated (w) by the Company in accordance with the provisions described in clause (d)(i) under the heading "Termination" above, (x) by the Parent in accordance with the provisions described in clause (c)(ii) under the heading "- Termination" above or (y) by either the Company or Parent in accordance with the provisions of clause (b)(i) above and (I) prior thereto there shall have been publicly announced another Takeover Proposal or an event described in clause (d) under "Item 2 - Tender Offer of the Bidder" shall have occurred and (II) a Takeover Proposal is consummated on or prior to March 31, 1998. Any amounts payable pursuant to the Merger Agreement shall be payable concurrently with termination of the Merger Agreement in the case of termination pursuant to clauses (w) and (x) above and at the time of consummation of a Takeover Proposal as described in clause
(y)(II) above.

     Amendment; Waiver. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time (as set forth in the Merger Agreement) if, and only if, such amendment is in writing and signed, in the case of an amendment, by the Company, the Parent and the Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that
(i) any waiver or amendment shall be effective against a party only if the board of directors of such party approves such waiver or amendment and (ii) after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall be made which by law requires the further approval of such stockholders without obtaining such further approval. Notwithstanding any provision included under this heading "- Amendment; Waiver" to the contrary, following the election or appointment of the Purchaser's designees as directors of the Company and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent and the Purchaser's respective obligations under the Merger Agreement.

     No failure by any party to assert any of its rights under the Merger Agreement or otherwise shall operate as a waiver thereof.

     Assignment. The Merger Agreement shall be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns, provided that no party may assign any of its rights, interests or obligations under the Merger Agreement without the prior written consent of the other parties thereto, except that the Purchaser may assign any or all of its rights, interests and obligations under the Merger Agreement to any direct or indirect wholly-owned subsidiary of Parent.

Item 4. The Solicitation or Recommendation.

     (a) Recommendation of the Board of Directors.

     THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH THE TWO DIRECTORS WHO ARE ALSO DIRECTORS OF PARENT ABSTAINING OR NOT ATTENDING), BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A SPECIAL COMMITTEE OF THE DIRECTORS OF THE COMPANY, HAS DETERMINED THAT THE TERMS OF THE OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT, THE PURCHASER AND THEIR AFFILIATES), AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     At a meeting of the Board of Directors of the Company held on July 31, 1997, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, at a price of $4.00 per share, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved, subject to the execution and delivery of the Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer and, if required by the Delaware GCL, vote in favor of the Merger. Accordingly, the Board of Directors of the Company recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Dr. Robert N. Elkins, a member of the Board, who is also a shareholder, director and the chief executive officer of Parent, did not attend the meeting of the Board of Directors of the Company on July 31, 1997 and Mr. John L. Silverman, who is also a shareholder, director and officer of a subsidiary of Parent, abstained from voting at the July 31, 1997 meeting. A copy of the press release announcing the Merger Agreement and the transactions contemplated thereby is filed herewith as Exhibit 3 and is incorporated herein by reference.

     (b)(1) Background to the Offer; Reasons for Recommendation.

     Background to the Offer. The Company develops and operates skilled nursing facilities in medically underserved rural communities. The Company began operations in December 1993 with its acquisition of all of the capital stock of MeritWest Inc. ("MeritWest"), which operated 28 long-term care facilities, of which 14 were owned, 13 were leased and one was managed, in six states. Dr. Robert N. Elkins, a director of the Company and Chairman of the Board and Chief Executive Officer of Parent, was a founder and principal stockholder of the Company. The Company subsequently consummated a series of acquisitions and entered into various lease and management agreements. The Company's business strategy was to improve the acquired facilities and use them as a platform to provide an expanded and coordinated range of health care services, while continuing to seek expansion opportunities.

     In August 1995, the Company completed an initial public offering of its common stock. The Company issued 3,450,000 Shares to the public at a price of $9.50 per Share, and raised net proceeds of approximately $27.6 million. The Company used the net proceeds of the offering principally to repay indebtedness and to redeem shares of preferred stock.

     At the time of consummation of the public offering in August 1995, the Company assumed the management of nine long-term care facilities (the "Sandy River Facilities") in Maine pursuant to a series of management agreements (which also contemplated the Company managing one additional facility upon completion of construction and the achievement of certain occupancy levels). As part of the arrangement, the Company also obtained an option to acquire these ten facilities pursuant to which the Company made a $5.0 million non-refundable deposit.

     During 1996, the Company sought to raise additional funds through debt and equity public offerings with the objective of reducing its revolving credit indebtedness and increasing working capital. These offerings were unsuccessful, in part due to investor concerns related to the Medicare decertification of a nursing facility operated by the Company and growing concerns regarding the ability of the Sandy River Facilities to generate sufficient cash flow to pay the Company's management fees and consequent write-off risks.

     In February 1996, the Company engaged Smith Barney Inc. ("Smith Barney") to pursue alternative courses of obtaining a capital infusion for the Company, finding a suitable joint venture partner or selling the Company. During the first quarter of 1996, approximately 34 parties were contacted on the Company's behalf, of which four submitted initial indications of interest. However, the Company was unable to either obtain a capital infusion or to find a purchaser for the Company.

     The Sandy River Facilities continued to fail to generate sufficient cash flows to pay the Company's management fees and, in August 1996, the Company terminated both its management agreement and purchase option agreements relating to those facilities. The Company also separately determined to close four primary care clinics, four adult day care centers and one physician practice. As a result principally of the termination of the agreements relating to the Sandy River Facilities and the nine unrelated closings, the Company recorded $19.2 million in charges during the second quarter of 1996.

     In October 1996, the Company requested that Smith Barney assist the Company in again evaluating debt and equity financing alternatives or the possible sale of the Company. Approximately 40 parties were contacted on the Company's behalf, of which five submitted initial indications of interest. However, no viable offers were submitted to the Company.

     The Company recorded $10.7 million of charges during the fourth quarter of 1996. These charges related principally to: the termination of an agreement to acquire certain rural hospitals in Georgia and the transfer back to the sellers of one hospital acquired in connection with the proposed transaction since the Company was unable to secure financing to complete the proposed transaction; costs associated with unsuccessful debt and equity offerings by the Company; contractual allowances and revenue adjustments; and other balance sheet adjustments.

     As a result of the foregoing, the Company recorded a total of $29.9 million of write-offs and charges during the year ended December 31, 1996. For the same period, the Company incurred a loss of $18.9 million and had negative cash flow from operating activities. As of December 31, 1996, the Company had a working capital deficiency of $10.9 million and was in default with respect to certain of its debt, lease and other agreements. These circumstances raised doubt about the Company's ability to continue as a going concern.

     In December 1996, as part of a financial restructuring plan, the Company refinanced its bank revolving line of credit to extend the payment terms related to $4.8 million of debt due at December 31, 1996. The Company also subsequently obtained the release of $4.1 million of security deposits through a modification of agreements with its principal lessor to reduce rental payments and obtained waivers of financial covenant violations and related defaults under certain debt and lease agreements through February 1998.

     The Company also entered into a number of transactions with Parent commencing in December 1996. Dr. Elkins, a director of the Company and beneficial owner of approximately 21.0% of the Shares, is Chairman of the Board, Chief Executive Officer and a significant stockholder of Parent. John Silverman, a director of the Company, is also a director, officer and stockholder of Parent. Michael Blass, a director of the Company, has provided legal services to Parent as well as the Company. Deborah Lau, a director of the Company and currently its President, had been an employee of Parent until she became Chief Operating Officer of the Company in October 1995 as part of a management restructuring. Ms. Lau has no continuing contractual arrangements with Parent.

     The Company had previously (in January 1994) entered into a Medicare consulting agreement with Symphony Care Consulting, Inc. ("SCCI"), a wholly-owned subsidiary of Parent. The agreement was amended on May 1, 1995 and provided for SCCI's provision to the Company of Medicare reimbursement and certification services, including training, cost report preparation and accounting services, through January 1996. The Company paid to SCCI $410,000 in 1994, $453,000 in 1995 and $148,000 in 1996 for these services. In 1996, the
Company paid Symphony Rehabilitation Services ("SRS") and Symphony Pharmacy Services ("SPS"), both wholly-owned subsidiaries of Parent, $162,000 for therapy services and $98,000 for pharmacy services, respectively. In addition, the Company paid Parent approximately $500,000 in 1994 and $186,000 in 1995 to reimburse Parent for expenses incurred on behalf of the Company in connection with the start-up of the Company's operations, the MeritWest acquisition and due diligence services in connection with the Company's public offering. No amounts were paid to Parent in 1996. The Company believes that the terms of the agreement with SCCI and the amounts paid to Parent, SRS and SPS for services were on terms as favorable as could have been obtained from unaffiliated third parties.

     On December 27, 1996, the Company and Parent entered into a Management Agreement (the "Management Agreement") pursuant to which the Company engaged Parent to supervise, manage and operate the financial, accounting, MIS, reimbursement and ancillary services contracting functions for the Company until December 31, 2001. The Management Agreement provides for the Company to pay to Parent for its services, until December 31, 1997, an amount equal to the lesser of 2% of the Company's gross revenues (as defined) or the Company's annualized cost of performing those services itself based on the period July 1, 1996 through December 31, 1996. Thereafter, the management fee payable to Parent is to be the lesser of 2% of the Company's gross revenues or a percentage of gross revenues determined by comparing the Company's cost of performing such functions during the period July 1, 1996 through December 31, 1996 to its gross revenues for that period. The gross revenues percentage may be increased from 2.0% to 2.5% by mutual agreement of the parties following Parent's review of the Company.

     At the  same  time the  Company  and  Parent  entered  into the  Management
Agreement, IHS Financial Holdings, Inc., a wholly-owned subsidiary of Parent ("IHS Holdings"), also entered into a loan agreement (the "First Loan Agreement") which, as amended on January 13, 1997, entitles the Company to borrow, until December 27, 1998, amounts on a revolving credit basis so that no more than $5.0 million is outstanding at any time. Loan advances are subject to the consent of Parent, which consent may not be unreasonably withheld. This revolving credit facility bears interest at a rate per annum equal to the annual rate of interest set forth in Parent's revolving credit agreement with Citibank, N.A., plus 2%. Repayment of amounts advanced under this line of credit are subordinated to the payment of up to an aggregate of $30 million of principal and interest on the Company's obligations to its two principal unaffiliated third party lenders. In connection with entering into the revolving credit facility, the Company issued to Parent warrants to purchase an aggregate of 752,182 Shares, one-half of which were exercisable until January 13, 1999 at $3.22 per share (the average of the high and low trading prices of the Shares on January 14 and 15, 1997) and the remaining one-half of which were exercisable until January 13, 2002 at $6.44 per Share.

     Parent initially declined the opportunity to enter the rural healthcare market at the time the Company was formed. However, by the end of 1996, with the changes in the healthcare industry, such as the expected introduction of prospective pay for nursing homes and continued pressure on reimbursement rates, as well as Parent's expansion of its home healthcare services in connection with the establishment of its post-acute care network system based on geriatric care facilities and home healthcare, Parent detemined that geriatric care facilities serving medically underserved rural communities could be an important strategic component of its post-acute care network system. However, Parent was at the time unwilling to enter this market through acquisition until it better understood the rural healthcare marketplace. Accordingly, the Parent believed that entering into the Management Agreement would provide it with an opportunity to better understand the rural healthcare marketplace without making a large capital commitment.

     In negotiating the terms of the Management Agreement and the First Loan Agreement, Parent appointed a special committee consisting of two directors who had no financial interest or other relationship with the Company. This special committee engaged separate legal counsel and a financial advisor, Shattuck Hammond Partners Inc. ("Shattuck Hammond"), to advise it in connection with the negotiation of the Management Agreement, the First Loan Agreement and the warrants issued in connection with the First Loan Agreement.

     On April 14, 1997, Parent agreed to guarantee certain obligations of the Company to the Company's principal revolving credit lender and to the lender which has financed the Company's major acquisitions. To induce Parent to issue such guarantees, the Company agreed to reimburse Parent for such amounts paid by Parent on behalf of the Company, including costs, fees and expenses, and to pay Parent interest at the rate of 15% per annum on all amounts which become owing to Parent from the Company with respect thereto. In connection therewith, the Company also issued warrants to Parent to purchase an aggregate of 379,900 Shares until April 15, 2002 at $1.9375 per Share (the closing price of the Shares on April 14, 1997). The number of Shares subject to each of the above warrants and the exercise prices are subject to adjustment in certain instances, including if the Company issues Shares of Common Stock (or securities convertible into Common Stock) at less than the applicable exercise price. As a result of the issuance of the warrants in April 1997, the warrants issued to Parent in January 1997 were adjusted to cover 809,374 Shares, one-half of which are exercisable at $2.99 per Share until January 13, 1999 and one-half of which are exercisable at $5.99 per Share until January 13, 2002. In connection with the issuance of each of the above warrants, the Company granted to Parent certain rights to cause the Shares issuable upon exercise of the warrants to be registered under the Securities Act at the Company's expense.

     In April 1997, at the Company's direction, Smith Barney began a third attempt to solicit buyers for the Company. This time, approximately 38 parties, including Parent, were contacted. By mid-May 1997, four parties had submitted preliminary expressions of interest in acquiring the Company.

     On June 6, 1997, the Board of Directors of the Company held a meeting at which it authorized the formation of the Special Committee to solicit and review any acquisition proposals, to retain counsel and an investment bank in the Special Committee's discretion and to conduct an auction process as it deemed appropriate. At that meeting, Dr. Elkins indicated that Parent management was considering the possibility of submitting to its Board of Directors a proposal to bid for the purchase of the Company. Accordingly, the Special Committee was organized to include the directors of the Company other than Messrs. Elkins and Silverman, who are both directors of Parent.

     On June 11, 1997, the Special Committee held its first meeting. The Special Committee retained the law firm of Chadbourne & Parke LLP, which had previously acted as special counsel to the Company Board on various matters relating to representation of the Company in negotiations with Parent. The Special Committee also decided, upon advice of counsel, to seek an opinion in connection with any acquisition transaction from an investment bank that had no previous dealings with Parent or the Company, in addition to an opinion from Smith Barney, since Smith Barney from time to time provides investment banking services to Parent on matters unrelated to the Company. The Special Committee directed that its counsel prepare a form of merger agreement for submission to the parties who provided preliminary indications of interest and that each of the bidders be contacted with a view to reducing the conditions to the offers made by such bidders and increasing the consideration offered by them. The Special Committee also requested that Parent be contacted to determine if it would be submitting an offer, and also directed that its advisors prepare a press release announcing that the Company was soliciting potential buyers for the Company.

     On June 13, 1997, the Company publicly announced that it was evaluating credible indications of interest from potential buyers.

     Between June 11, 1997 and June 24, 1997, the Special Committee members communicated informally by telephone regarding the auction process, selection of an investment banker in addition to Smith Barney to render an opinion in connection with a transaction and related matters. During this period, discussions continued with the parties who had submitted expressions of interest, including Parent.

     On June 24, 1997, the Special Committee, on behalf of the Company, engaged Wheat, First Securities, Inc. ("Wheat First") to render an opinion in connection with any proposed transaction that might result from the auction process. Also, on June 24, 1997, Michael Blass resigned from the Special Committee. He indicated that he had been advised that Parent had decided to submit a bid to purchase the Company and felt that his resignation was appropriate in light of the fact that his law firm, Blass & Driggs, had provided and continued to provide legal services to Parent on matters unrelated to the Company.

     During 1997, Parent continued to expand its post-acute care network, particularly in the home healthcare area. In July 1997, Parent agreed to acquire RoTech Medical Corporation, which provides comprehensive home healthcare and primary care physician services, principally to patients in non-- urban areas (the "RoTech Acquisition"). The proposed RoTech Acquisition, as well as Parent's acquisition of First American Health Care of Georgia, Inc. in October 1996 and Arcadia Services, Inc. in July 1997, will significantly expand Parent's presence in the rural home healthcare market. As a result, Parent determined that operating geriatric care facilities in the areas where it provided rural home healthcare services would benefit its home healthcare business and expand the scope of its post-acute care network. Accordingly, Parent determined to pursue the acquisition of the Company.

     On June 25, 1997, Parent delivered a bid to acquire all of the Company's outstanding Shares in a merger pursuant to which stockholders of the Company would receive $3.50 per Share in cash.

     On June 26, 1997, the Special Committee held a meeting, attended by the Company's legal and financial advisors, to discuss the bids that had been presented. The Special Committee was informed that one of the entities that initially provided an expression of interest had withdrawn its bid. With respect to the bids submitted, the Special Committee was informed as follows:

       - One entity that had previously provided an expression of interest in buying the Company at $3.00 per Share in cash had, following completion of its due diligence, reduced its bid to $1.50 per Share in cash. The Special Committee had a high degree of confidence that the entity could finance such a transaction. However, the Special Committee believed that this bid represented a very conservative valuation of the Company.

       - Another entity bid $3.41 per Share in cash. The bidder, however, refused to disclose its financing sources unless the Special Committee agreed to engage in exclusive negotiations with such bidder. Further, the bid provisions required establishment of an escrow account and significant conditions relating to the restructuring of existing financing arrangements, which the Company believed made the consummation of any transaction at the bid price subject to significant risk of delay or failure. The bidder did not reveal its financing sources and was unwilling to permit the Company to conduct due diligence with respect to the ability of the bidder to finance the transaction, until such time as the Company was prepared to negotiate exclusively with the bidder.

       - Parent submitted a bid for $3.50 cash per Share. The Special Committee noted that the offer contained no financing contingency and that the offer had already been approved by a special committee of Parent's board of directors.

       - A fourth entity submitted a bid calling for an exchange of publicly-traded shares of such entity for Shares of the Company. The bid was nominally valued at $4.10 per Share, based on the market price of the bidder's shares. The Special Committee requested that Wheat First and Smith Barney each analyze certain pro forma financial information relating to the combined entity resulting from a possible transaction with this bidder. The Special Committee also reviewed with its advisors certain issues relating to, among other things, liquidity of the trading market for shares of the bidder following a merger, capitalization of the combined entity, earnings accretion or dilution, working capital needs, regulatory impact of the merger and timing issues.

     The Special Committee directed that its advisors focus their efforts on the stock-for-stock bidder and a cash merger with Parent with a view to seeking increased consideration and minimizing conditions to closing.

     On July 1, 1997, Parent notified the Company that it had raised its cash offer to $4.00 per Share.

     On July 1, 1997, the stock-for-stock bidder raised its offer to $4.26 per Share, again based on the current market price of its publicly-traded shares.

     On July 6, 1997, the Special Committee met to review the sale process. At such meeting, the Special Committee was updated as to the revised status of the bids received from Parent and the stock-for-stock bidder, and reviewed with Wheat First and Smith Barney certain pro forma financial information with respect to the stock-for-stock bidder following a merger with the Company. For the reasons discussed below under "Recommendations of the Special Committee and the Company Board; Fairness of the Offer and the Merger," the Special Committee determined that the proposed transaction with Parent was in the best interests of the Company's stockholders.

     The Special Committee directed its advisors to enter into detailed negotiations with Parent with a view to executing a definitive merger agreement.

     Between July 7 and July 31, 1997, the Company and Parent negotiated the terms of a definitive merger agreement. During this period, the Company and Parent also negotiated terms of a $5.0 million secured loan financing which the Company requested to provide it working capital in order to avoid making additional asset dispositions.

     On July 18, 1997, the Company and IHS Holdings entered into a second loan agreement, which entitles the Company to borrow for working capital purposes, until July 18, 1999, amounts on a revolving credit basis so that no more than $5.0 million is outstanding at any time. Loan advances are to be made directly to creditors of the Company, including the Parent, in payment of the Company's obligations to such creditors. Proceeds used to pay the Company's obligations are directed by the Parent in accordance with the Management Agreement. This revolving credit facility bears interest at a rate per annum equal to the annual rate of interest set forth in Parent's revolving credit agreement with Citibank, N.A., plus 4%. Repayment of amounts advanced under this line of credit are subordinated to the payment of up to an aggregate of $13.6 million of principal and interest on the Company's obligations to one of the Company's principal unaffiliated third-party lenders. The revolving credit facility is guaranteed in full by Community Care of Nebraska, Inc., ECA Holdings, Inc., CCA of Midwest, Inc., Quality Care of Columbus, Inc., Quality Care of Lyons, Inc. and W.S.T. Care, Inc., each a wholly-owned subsidiary of the Company. The revolving line of credit is secured by the real property assets of the Company and its subsidiaries. At July 31, 1997, no borrowings were outstanding under this facility.

     On July 30, 1997, the Special Committee met to review the terms of the proposed merger agreement. Wheat First and Smith Barney each made a financial presentation and advised the Special Committee that, subject to review of the final documentation for the transaction and certain other customary matters, it was prepared to render an opinion to the effect that the cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. After full discussion, the Special Committee members determined to recommend the Merger to the Company Board for approval.

     On July 31, 1997, the Company Board met to review the terms of the proposed Merger Agreement and the recommendation of the Special Committee. Wheat First and Smith Barney each made a financial presentation and orally rendered to the Company Board their respective opinions (which opinions were subsequently confirmed by delivery of written opinions dated August 1, 1997, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. A majority of the Company Board, including a majority of the non-employee directors, approved the Offer and the Merger. Dr. Elkins did not attend the meeting, and Mr. Silverman abstained, noting that he was a director of Parent.

     On August 1, 1997, representatives of the Company and Parent signed the definitive Merger Agreement. On the same date, the Company and Parent issued a joint press release announcing the signing of the Merger Agreement.

     Recommendations of the Special Committee and the Company Board; Fairness of the Offer and the Merger. At a meeting held on July 30, 1997, the Special Committee unanimously determined to recommend that the Company Board approve the Offer and the Merger. At a meeting held on July 31, 1997, the Company Board, by unanimous vote of all directors present and voting (with the two directors who are also directors of Parent abstaining or not attending) based on the recommendation of the Special Committee, determined that the terms of the Offer and the Merger were fair to, and in the best interests of, stockholders of the Company (other than Parent, the Purchaser and their affiliates), and approved the Offer and Merger.

     In reaching its conclusions, the Special Committee considered a number of factors, including but not limited to the following:

        (i) the Company's financial condition and results of operations, including its substantial net losses since its initial public offering in August 1995; its reliance since inception on financings as its principal source of liquidity; and its difficulty during the period since its public offering in obtaining financing;

        (ii) the cash consideration of $4.00 per Share to be received by the Company's stockholders in the Offer and Merger represents a substantial premium over recent market prices (the closing price of the Shares as reported on NASDAQ on July 31, 1997, the last full trading day prior to the announcement of the execution of the Merger Agreement, was $3.1875) and the Offer and the Merger will enable the Company's stockholders to sell their Shares at a premium in an otherwise relatively illiquid market;

        (iii) the Offer Price and Merger consideration represent a substantial premium to the net book value of the Shares (which as of March 31, 1997 was $2.04 per Share on a primary basis);

        (iv) the Company's current business and future prospects, including the fact that, without increased liquidity, the Company would be constrained in its growth;

        (v) partial sales of the Company's assets would present significant risks in realizing value for the stockholders due to the liquidity constraints on the Company and the effects that write-offs resulting from asset sales would have on the Company's ability to maintain its Nasdaq listing and liquidity for the Shares;

        (vi) uncertainty as to the realizable value to equity holders upon an orderly liquidation of the Company's assets;

        (vii) the fact that the Company had for more than a year-and-a-half publicly indicated it was seeking a buyer and had been unsuccessful in finding a credible buyer with adequate financing sources to make consummation of a sale probable;

        (viii) the fact that, in the most recent auction process, commenced in April 1997, the most viable alternative bid was a stock-for-stock proposal that involved significant risks which made such offer unattractive by comparison to the cash offer of Parent. Although the stock-for-stock bid had a nominal value in excess of the Parent's cash offer, based on the market price of the bidder's stock, the Special Committee believed that the resulting post-merger entity would not be a suitable vehicle for the Company's stockholders to realize value. The Special Committee was influenced in its determination by the fact that the shares of the bidder were trading at multiples of approximately 148 times projected 1997 earnings and 49 times projected 1998 earnings, whereas the mean multiples for comparable companies in the same industry were 17.1 times 1997 projected earnings and 14.9 times 1998 projected earnings. The Special Committee was concerned that (A) the trading multiple could not be justified based on historical performance and that a settling of share prices of the combined entity would negatively affect the value of the Company's stockholders' holding in the post-merger entity, (B) the trading volume of the shares of the stock-for-stock bidder was low, and there was a very small institutional investor base, so that the Company's stockholders would have had limited liquidity for their shares in a post-merger entity,
     (C) the Company required working capital to sustain operations pending a merger, which it could reasonably expect to obtain only by divesting certain assets or obtaining financing from a prospective bidder, and (D) divestitures by the Company would result in additional write-offs which would have jeopardized the post-merger entity's ability to maintain the minimum net worth required to maintain a NASDAQ listing. The Special Committee believed, based on review of the stock-for-stock bidder's historical working capital needs and sources, that liquidity for the Company's operations would be an issue of immediate concern if it pursued a transaction with the stock-for-stock bidder;

        (ix) the terms and conditions of the Offer and the Merger, including the lack of financing as a condition of either the Offer or the Merger, and that all stockholders will receive the same price and form of consideration for their Shares, whether in the Offer or the Merger;

        (x) the oral presentations made by the Company's financial and legal advisors to the Special Committee at a meeting held on July 30, 1997 as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger; and

        (xi) the belief on the part of members of the Special Committee, based upon their investigation regarding the Company's business, its current financial condition and results of operations, and its future prospects, that the cash consideration to be paid in the Offer and the Merger fairly reflects the Company's value that was probable of being obtained by the stockholders of the Company in a sale of the Company.

     At a meeting of the Company Board held on July 31, 1997, by unanimous vote of all directors present and voting (with the two directors who are also directors of Parent abstaining or not attending), based upon the recommendation of the Special Committee, the Company Board voted to recommend to the stockholders of the Company that they accept the Offer and tender their Shares pursuant to the Offer. Dr. Elkins did not attend the meeting of the Company Board at which this recommendation was made and Mr. Silverman abstained, noting that he was director of Parent.

     The members of the Company Board, including the Special Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. The Company Board also took into account the financial presentations of the Company's financial advisors and their respective oral opinions (subsequently confirmed in writing) to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of Shares
(other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors and, accordingly, neither the Company Board nor the Special Committee did so. In addition to the factors listed above, the Company Board and the Special Committee each considered the fact that while consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the public announcement of the Merger Agreement, consummation of the Offer and the Merger would eliminate any opportunity for stockholders of the Company (other than Parent, Purchaser and their affiliates) to participate in the potential future growth prospects of the Company. The Company Board and the Special Committee determined, however, that (i) the loss of opportunity is reflected in the Offer Price, and (ii) there is uncertainty as to the Company's long-term financial prospects.

     In addition, the Special Committee and the Company Board determined that the Offer and the Merger are procedurally fair to the stockholders of the Company (other than Parent, Purchaser, and their affiliates) because, among other things: (i) the Special Committee, consisting of directors who are neither designees of Parent nor persons having a current business relationship with Parent, was appointed to represent the interests of the stockholders of the Company (other than Parent, Purchaser, and their affiliates); (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained Smith Barney and Wheat First as its independent financial advisors to assist it in evaluating the Offer and the Merger; and (iv) the fact that the $4.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and a special committee of the Board of Directors of the Parent which did not include persons who were directors or stockholders of the Company, on the other.

     Each of the Company Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company (other than Parent or Purchaser), and that if the Offer is consummated Parent and Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Pursuant to the Merger Agreement, the purchase by Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

     In making their respective determinations and recommendations, each of the Company Board and the Special Committee was aware of the matters set forth in the Information Statement.

Item 5. Persons Retained, Employed or to be Compensated.

     Smith Barney. The Company has retained Smith Barney as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee based on the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Smith Barney is currently estimated to be approximately $1.8 million. The Company also has agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which services Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Wheat First. Pursuant to a letter agreement dated June 24, 1997, the Company has also retained Wheat First to render an opinion as to fairness to the Company and to its stockholders, from a financial point of view, of the cash consideration to be received by unaffiliated stockholders in the proposed Transaction. Upon delivery of such opinion, the Company shall pay Wheat First an opinion fee of $250,000.

     The Company has also agreed to reimburse Wheat First for its reasonable out-of-pocket expenses, including reasonable legal fees and expenses, whether or not the proposed Transaction is consummated, and to indemnify Wheat First against certain liabilities in connection with the engagement of Wheat First. Wheat First is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wheat First regularly publishes research reports regarding the long-term care industry and the businesses and securities of publicly owned companies in that industry, including the Company.

     The Company has not employed, retained or compensated any other person to make solicitations or recommendations on its behalf to stockholders with respect to the Offer of the Merger.


Item 6. Recent Transactions and Intent with Respect to Securities.

     (a) Except for the transactions contemplated by the Offer, there have been no transactions in Shares which were effected during the past sixty (60) days by the Company or any of its subsidiaries, or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company.

     (b) To the best of the Company's knowledge, each of its executive officers and directors presently intends to tender his or her Shares pursuant to the Offer.


Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) Except as otherwise set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as otherwise set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

     The Information Statement attached as Schedule I hereto contains information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act.
Section 14(f) and Rule 14f-1 specify information to be delivered to stockholders if, pursuant to any arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 14(d) of the Exchange Act, any persons are to be elected or designated as directors of the issuer, other than at a meeting of security holders, and the persons so elected or designated will constitute a majority of the directors of the issuer. Under the terms of the Merger Agreement, the Purchaser has the right (after consummation of the Offer) to designate such number of persons to the Board of Directors of the Company as shall give the Purchaser a majority of the directors; provided that until the effective time of the Merger at least two persons who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company shall be directors of the Company. The Purchaser has designated one person to serve on the Board of Directors in substitution for an existing director. Such person, together with Dr. Elkins and Mr. Silverman, who are existing designees of the Parent, would constitute a majority of the Board of Directors of the Company. The Information Statement is incorporated in its entirety herein by reference.



Item 9. Material to be Filed as Exhibits.

Exhibit
--------

  *+1  Offer to Purchase, dated August 7, 1997.

  *+2  Letter of Transmittal.

   +3  Text of press release issued by the Company dated August 1, 1997.

   *4  Opinion of Smith Barney Inc., dated August 1, 1997.

   *5  Opinion of Wheat, First Securities, Inc., dated August 1, 1997.

  *+6  Agreement  and Plan of Merger,  dated as of August 1, 1997,  by and among
       Integrated  Health  Services,   Inc.,  IHS  Acquisition  XXVI,  Inc.  and
       Community Care of America, Inc.

---------

 * Included in materials delivered to stockholders of the Company.

 + Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1, dated August 7, 1997 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: August 7, 1997




                                  COMMUNITY CARE OF AMERICA, INC.






                                  By: /s/ Deborah A. Lau
                                      -----------------------------------
                                      Name:   Deborah A. Lau
                                      Title:  President, Chief Executive Officer
                                              and Chief Financial Officer

                                                                      SCHEDULE I


                        COMMUNITY CARE OF AMERICA, INC.
                      3050 N. HORSESHOE DRIVE, SUITE 260
                             NAPLES, FLORIDA 34104


                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This  information  statement  is being mailed on or about August 7, 1997 as
part of the  Solicitation/   Recommendation  Statement on Schedule 14D-9 (the
"Schedule 14D-9") of Community Care of America, Inc. (the "Company") to the holders of record as of the close of business on July 31, 1997 of shares of common stock, par value $0.0025 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by IHS Acquisition XXVI, Inc., a Delaware Corporation ("Purchaser"), to the Board of Directors of the Company (the "Company Board"). Purchaser is an indirect wholly owned subsidiary of Integrated Health Services, Inc., a Delaware corporation ("Parent").

     On August 1, 1997, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for all of the issued and outstanding Shares at a price of $4.00 per Share (or any greater amount paid per share pursuant to the Offer), net to the seller in cash, and (ii) following the consummation of the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become and indirect wholly owned subsidiary of Parent.

     The Merger Agreement requires that the Company use its best efforts, at Parent's request, to take all lawful action necessary to cause Parent's designees to be elected to the Company Board under the circumstances described in the Merger Agreement. See "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS-Right to Designate Directors; the Purchaser Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and otherwise not defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser has commenced the Offer on August 7, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 4, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.


                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
General

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 31, 1997, there were 7,597,801 Shares outstanding. The Company Board currently consists of five members, divided among three classes, with each class being as nearly equal in number as the current number of directors constituting the entire Company Board permits. Each nominee is elected to a three-year term, with one class being elected each year. The number of directors may be determined from time to time by resolution of the Company Board. Vacancies in the Company Board may be filled by the Company Board, and any director chosen to fill a vacancy will hold office until the next election of the directors.

Right to Designate Directors; the Purchaser Designees


     The Merger Agreement provides that, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, promptly upon payment for any Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") as will give Purchaser majority representation on the Company Board and the Company shall, at such time, cause Purchaser Designees to be appointed by the existing Company Board; provided, however, that in the event that the Purchaser Designees are appointed to the Company Board, until the effective time of the Merger (the "Effective Time"), such Company Board will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, either (i) increase the size of the Company Board and/or (ii) obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to, and to constitute a majority of, the Company Board.

Purchaser Designees

     Lawrence P. Cirka has been President and a director of Parent since July 1994, and served as Chief Operating Officer of Parent from October 1987 to April 1997 and Senior Vice President of Parent from October 1987 to July 1994. Prior to joining Parent, Mr. Cirka served in various operational capacities with Unicare Healthcare Corporation, a long-term healthcare company, for 15 years, most recently as Vice President-Western Division, where he had operational and financial responsibility for 46 long-term healthcare facilities exceeding 5,000 beds. Mr. Cirka is a graduate of Clarion University and a Licensed Nursing Home Administrator in Pennsylvania, Florida and Washington.


Directors of the Company


     The Company's Certificate of Incorporation provides that the Company Board shall be divided into three classes, with such classes to be as nearly equal in number as the then total number of directors constituting the entire Company Board permits. Each class is elected for a term of three years with the terms being staggered. It is contemplated that the Class II directors, whose term is due to expire in 1997, will continue to hold office until the next election of directors. The term of the Class III director expires in 1998 and the terms of the Class I directors expire in 1999.

     Set forth below is certain information regarding each director (each, a "Director") of the Company as of August 7, 1997:


                   Name                           Age
                   -----                        - ----
       Class I     Michael S. Blass  ............ 40
                   Deborah A. Lau ............... 37

       Class II    Wallace Olson  ............... 50
                   John L. Silverman ............ 55

       Class III   Robert N. Elkins, M.D.  ...... 53



     Mr. Blass will resign from the Company Board promptly upon payment for any Shares by Purchaser as more fully described above. See "Right to Designate Directors; the Purchaser Designees."

Continuing Directors

     Robert N. Elkins, M.D., 53, co-founder of the Company, has served as a director since December 1992. Since March of 1986, Dr. Elkins has also served as Chairman of the Board and Chief Executive Officer of Parent, and he also served as President from March 1986 to July 1994. From 1980 until co-founding Parent with Timothy F. Nicholson, a director of Parent, Dr. Elkins was a co-founder and Vice President of Continental Care Centers, Inc., an owner and operator of long-term healthcare facilities. From 1976 through 1980, Dr. Elkins was a practicing physician. Dr. Elkins is a graduate of the University of Pennsylvania, received his M.D. degree from the Upstate Medical Center, State University of New York, and completed his residency at Harvard University Medical Center. Dr. Elkins is also a director of Capstone Capital Corporation and Davstar Industries, Inc.

     Deborah A. Lau, 37, has served as President, Chief Executive Officer, Chief Financial Officer and director (while retaining the post of Chief Operating Officer) since April 4, 1997. Prior to that time, since October 1995, when she joined the Company, Ms. Lau served as Executive Vice President and Chief Operating Officer. From March 1989 until she joined the Company, Ms. Lau served with Parent as its Regional Vice President from March 1989 to November 1993, Vice President Healthcare Controller from November 1993 to December 1994 and Vice President of Financial Operations from January 1995. Prior to March 1989, Ms. Lau served as Assistant Controller at Continental Care Centers, Inc. Ms. Lau received a B.S. degree in accounting and business administration at Towson State University.

     Wallace Olson, 50, has been involved in long-term health care since 1985. From 1990 to 1996, Mr. Olson was a principal and chief executive officer for Southern Care Centers, Inc. ("Southern Care") a long-term health care company, which in 1996 was sold to the Company. Prior thereto, Mr. Olson was Vice President - Acquisitions for Nursing Care Centers of America, Inc., Vice President - Acquisitions of Harborside Healthcare and Director of Acquisitions for Life Care Centers of America, Inc. Mr. Olson practiced as a public accountant from 1971 to 1984.

     John L. Silverman, 55, has, since July 1995, been President and Chief Executive Officer of Asia Care, Inc., a company seeking investments in Asia for its parent, Integrated Health Services, Inc. From 1985 until he joined Asia Care, Inc., Mr. Silverman was President and Chief Executive Officer of Venturecorp, Inc., a venture capital and investment management company. He has also served as Chief Financial Officer since October 1990, and President from October 1990 to April 1993, of Chi Systems, Inc., a healthcare consulting company. Mr. Silverman has served as the Chairman of the Board of the Company since December 1993. Mr. Silverman is also a director of Parent and several private companies.


Meetings of the Company Board and Committees

     The Company Board held 26 meetings and acted by written consent on one occasion during the fiscal year ending December 31, 1996. All of the Directors attended 75% or more of the meetings of the Company Board and committees of which they are members.

     The Company has standing Audit and Compensation and Options Committees. The Company does not have a Nominating Committee.


     The Audit Committee, composed of Messrs. Blass and Silverman, held three meetings during the 1996 fiscal year. The Audit Committee has authority with respect to the financial audit and reporting functions of the Company, including review of internal accounting procedures and the review and oversight of the Company's independent accountants.

     The Compensation and Options Committee, composed of Messrs. Elkins and Silverman, held no formal meetings, but acted by written consent on two occasions following informal discussions, during the 1996 fiscal year. The Compensation and Committee has power and authority with respect to all matters pertaining to compensation payable by the Company and the administration of employee benefits, deferred compensation and the stock option plans of the Company.


Compensation of Directors

     Directors of the Company receive no cash compensation for services rendered as directors. The Company's 1995 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") provides for the automatic grant of options to purchase shares of Common Stock to the following persons: (i) each person who was a non-employee director on April 1, 1995, (ii) each person who becomes a non-employee director subsequent to April 1, 1995 and (iii) each non-employee director in office immediately following the conclusion of each annual meeting of stockholders at which directors are elected. On May 7, 1996, the Company Board amended the Non-Employee Director Plan to, among other things, change the number of shares of common stock subject to initial and automatic grants to non-employee directors from the number of shares obtained by dividing $30,000 by the fair market value of a share of Company common stock on the date the option is granted to 10,000 shares in the case of initial grants and 5,000 shares in the case of annual grants. Options granted under the Non-Employee Director Plan have a ten-year term and are exercisable in three equal semi-annual installments, on a cumulative basis, commencing six months following the date of grant, subject to early termination in certain instances, at an exercise price equal to the fair market value of the Common Stock on the date of grant.


Executive Officers of the Company

     The following sets forth certain information as to each executive officer of the Company as of August 7, 1997:


     Deborah A. Lau, 37, joined the Company as Executive Vice President and Chief Operating Officer in October 1995 and became President, Chief Executive Officer and Chief Financial Officer (while retaining the post of Chief Operating Officer) of the Company on April 4, 1997. From March 1989 until she joined the Company, Ms. Lau served in various capacities with Parent, serving as Vice President of Financial Operations from January 1995, Vice President Healthcare Controller from November 1993 to December 1994 and Regional Vice President from March 1989 to November 1993. Prior thereto, Ms. Lau served as assistant Controller at Continental Care Centers, Inc. Ms. Lau received a B.S. degree in accounting and business administration from Towson State University.

     William J. Krystopowicz, 45, joined the Company in July 1993, serving as interim President until February 1994, since which time he has been Executive Vice President. Mr. Krystopowicz also served as the Company's Chief Financial Officer from February 1994 until June 1995 at which time he became the Director of Mergers and Acquisitions. Prior to joining the Company, Mr. Krystopowicz served as the Vice President of Financial Services from August 1988 and Vice President-Controller from June 1986 to 1988 of Parent. From July 1995 until he joined Parent, Mr. Krystopowicz was Director of Finance and Reimbursement of Genesis Health Ventures, Inc., a long-term care operator. Mr. Krystopowicz received a B.S. degree in accounting from LaSalle University.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth, as of July 31, 1997 (except as otherwise indicated), certain information with respect to the beneficial ownership of the Company's common stock held by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) the Chief Executive Officer and the other executive officers of the Company and (iv) all officers and directors as a group. The Company understands that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to such owner.

                                                                                      Number of Shares
                                                                                   Beneficially Owned on
                                                                                       July 31, 1997
                                                                              --------------------------------
Name                                                  Address                     Number (1)      Percent (2)
--------------------------------------- ------------------------------------- ------------------- ------------
Robert N. Elkins, M.D.                  8889 Pelican Bay Boulevard            1,600,853 (3)          21.0%
                                        Naples, Florida 33963
Integrated Health Services, Inc.        10065 Red Run Boulevard               1,189,274 (4)          13.5%
                                        Owing Mills, Maryland 21117
Equity-Linked Investors, L.P.           540 Madison Avenue                    665,907 (5)            8.8%
Desai Capital Management Incorporated   New York, New York 10022
Rohit M. Desai
Equity-Linked Investors-II              540 Madison Avenue                    665,907 (5)            8.8%
Desai Capital Management Incorporated   New York, New York 10022
Rohit M. Desai
Putnam Investments, Inc.                One Post Office Square                417,700 (6)            5.5%
Putnam Investment Management, Inc.      Boston, Massachusetts 02109
The Putnam Advisory Company, Inc.
Deborah A. Lau                          c/o Community Care of America, Inc.   26,190 (7)             *
                                        3050 N. Horseshoe Drive, Suite 260
                                        Naples, Florida 34104
William J. Krystopowicz                 c/o Community Care of America, Inc.   64,174 (8)(9)          *
                                        3050 N. Horseshoe Drive, Suite 260
                                        Naples, Florida 34104
Wallace Olson, Esq.                     207 Krystal Building                  264,444                3.5%
                                        1 Union Square
                                        Chattanooga, Tennessee 37404
John L. Silverman                       c/o Community Care of America, Inc.   43,325 (8)(10)         *
                                        3050 N. Horseshoe Drive, Suite 260
                                        Naples, Florida 34104
Michael S. Blass                        c/o Community Care of America, Inc.   35,238 (8)(11)         *
                                        3050 N. Horseshoe Drive, Suite 260
                                        Naples, Florida 34104
All current directors and executive                                        1,969,546 (4)(12)      25.6%
 officers as group (9 persons)


----------
   * Less than one percent

 (1) Shares issuable upon the exercise of options or warrants are considered beneficially owned to the extent such options or warrants are currently exercisable or exercisable within 60 days after July 31, 1997. Shares issuable upon the exercise of options are considered outstanding for the purpose of computing the percentage of outstanding common stock which would be owned by the optionee if the options held by such person and currently exercisable or exercisable within 60 days after July 31, 1997 were exercised, but (except for the calculation of beneficial ownership by all executive officers and directors as a group) are not considered outstanding for the purpose of computing the percentage of outstanding common stock owned by any other person.

 (2) Percent of 7,597,801 Shares outstanding as of July 31, 1997, counting as outstanding for each named person all Shares issuable to such person on exercise of Company options that are included in the first columns.

 (3) Includes (a) 840,472 shares owned individually by Dr. Elkins, (b) 287,602 shares (3.8%) owned by a partnership in which a limited partnership controlled by Dr. Elkins is a general partner and is afforded sole voting (subject to the Voting Agreement described below) and dispositive power,
     (c) 449,790 additional shares (5.9%) subject to the Voting Agreement described below as to which Dr. Elkins has sole voting power but no dispositive power, (d) 12,000 shares owned by his wife as to which Mr. Elkins disclaims beneficial ownership and (e) 10,989 shares subject to options. Excludes 1,189,274 Shares issuable upon exercise of warrants held by Parent, (see footnote 4), of which Dr. Elkins is Chairman of the Board, Chief Executive Officer and a director. Dr. Elkins disclaims beneficial ownership of shares deemed beneficially owned by Integrated Health Services, Inc., representing shares subject to warrants.

 (4) Represents shares issuable upon exercise of warrants. Excludes the shares beneficially owned by Dr. Robert N. Elkins (see footnote 3), who is Chairman of the Board, Chief Executive Officer and a director of Integrated Health Services, Inc., as to which shares Parent disclaims beneficial ownership. Dr. Elkins disclaims beneficial ownership of all warrants held by Integrated Health Services, Inc.

(5) ELI-I and ELI-II are limited partnerships, the general partners of which are Rohit M. Desai Associates and Rohit M. Desai Associates-II, respectively. Mr. Rohit M. Desai is the managing general partner of Rohit M. Desai Associates and Rohit M. Desai Associates-II. Mr. Desai is also the sole stockholder, Chairman of the Board and President of DCMI, which acts as an investment advisor to ELI-I and ELI-II. Under the investment advisory agreements between DCMI and each of ELI-I and ELI-II, DCMI has the power to vote and dispose of these shares. Accordingly, each of DCMI and Mr. Desai may be deemed to be beneficial owners of all 1,331,814 shares owned in the aggregate directly by ELI-I and ELI-II. DCMI and Mr. Desai each disclaim beneficial ownership of such shares.

(6) Based on a Schedule 13G filed with the Securities and Exchange Commission and the Company, which provided information as at December 31, 1996. Putnam Investments, Inc. and its subsidiaries Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc. registered investment advisors, have shared voting power with respect to 45,500 shares, no voting power with respect to the remaining 372,200 shares and shared dispositive power with respect to all 417,700 shares.

 (7) Includes 16,190 subject to options.

 (8) The Shares (and Shares subject to options) owned by such person are subject to the Voting Agreement described below and, accordingly, each such person has no voting power, but has sole dispositive power, with respect to such shares.

 (9) Includes 31,828 subject to options.

(10) Includes 35,242 subject to options.

(11) Includes 10,989 subject to options.

(12) Includes 105,238 subject to options.


                  Voting Agreement and Stockholders Agreement


     Stockholders of the Company, who at July 31, 1997, owned an aggregate of 737,392 shares of common stock (including 287,602 shares owned by a partnership in which a limited partnership controlled by Dr. Robert N. Elkins is a general partner and is afforded sole voting power) are parties to a voting agreement (the "Voting Agreement") with Dr. Robert N. Elkins, a director, founder and principal stockholder of the Company. The Voting Agreement provides that, during the ten-year term of the Voting Agreement (which was effective January 25, 1996), the parties will vote common stock owned by them at all meetings of stockholders and in all written consents of stockholders in the same manner as Dr. Elkins votes shares of common stock owned by him. Each such stockholder has also irrevocably appointed Dr. Elkins as proxy to represent and vote all shares of common stock of such stockholder at any meeting of stockholders of the Company and in all actions taken by written consent of stockholders. Common stock owned by such stockholders will cease to be subject to the Voting Agreement following any sale thereof in an underwritten public offering pursuant to the Securities Act of 1933, as amended (the "Act"), or in a sale under Rule 144 promulgated under the Act.

     In addition, ELI-I and ELI-II have entered into a stockholders agreement (the "Stockholders Agreement") with the Company and Dr. Elkins, pursuant to which ELI-I and ELI-II are collectively entitled to designate two nominees to the Company Board. Dr. Elkins has agreed, pursuant to the Stockholders Agreement, to vote all shares over which he has voting power for the election of such nominees. If the collective ownership of ELI-I and ELI-II falls below 665,907 shares, they will be entitled to one nominee to the Company board so long as they own any shares of common stock of the Company.

                            EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of the Chief Executive Officer of the Company, the four other most highly compensated executive officers of the Company who were serving as such as of December 31, 1996, and two individuals who would have been among such group but for the fact that such individuals no longer served as executive officers of the Company as of December 31, 1997 (collectively, the "Named Executive Officers"):

                          Summary Compensation Table


                                                      Annual Compensation
                                         --------------------------------------------
                                                                           Other
                                                                          Annual
                                                                          Compen-
Name and Principal Position (1)   Year   Salary ($)     Bonus($)(2)    sation($)(3)
--------------------------------- ------ ------------ ---------------- --------------
Deborah A. Lau                    1996    230,739     56,250               -
 Chief Executive Officer,         1995    56,250      55,000               -
 President and Chief              1994       -          -                  -
 Financial Officer
William J. Krystopowicz           1996    180,003       -                  -
 Executive Vice President         1995    138,917    40,000                -
 and Director of Mergers          1994    125,000    65,938                -
 and Acquisitions
Dr. Gary W. Singleton             1996    208,076    76,110 (4)            -
 Former President and             1995       -          -                  -
 former Chief Executive           1994       -          -                  -
 Officer
Kenneth W. Creasman               1996     96,503       -                  -
 Former President and             1995    282,426    60,000                -
 Former Chief Executive           1994    263,916   234,065 (8)            -
 Officer
David H. Fater                    1996    221,050       -                  -
 Former Executive Vice            1995     95,630    65,000                -
 President and Chief              1994       -          -                  -
 Financial Officer

                                         Long-Term Compensation
                                  -------------------------------------
                                   Restricted        Securities
                                     Stock           Underlying          All Other
                                     Awards            Options/         Compensation
Name and Principal Position (1)       ($)              SARs (#)              ($)
--------------------------------- ------------- ------------------- ------------------------
Deborah A. Lau                    -                     -               126,615(6)
 Chief Executive Officer,         -                 60,000               88,781
 President and Chief              -                     -                   -
 Financial Officer
William J. Krystopowicz           -                     -               125,400(6)
 Executive Vice President         -                     -                25,000
 and Director of Mergers          -                     -                   -
 and Acquisitions
Dr. Gary W. Singleton             -                 100,000(5)          126,275(6)
 Former President and             -                     -                   -
 former Chief Executive           -                     -                   -
 Officer
Kenneth W. Creasman               -                     -               133,760(7)
 Former President and             -                    -                  5,660
 Former Chief Executive           100,171 (9)       86,487               50,000
 Officer
David H. Fater                    -                     -               144,062(6)
 Former Executive Vice            -                 25,316               30,000
 President and Chief              -                     -                  -
 Financial Officer

----------

(1) Dr. Singleton served as President and Chief Executive Officer from April 1996 until April 4, 1997. Dr. Singleton replaced Mr. Creasman who resigned on April 19, 1996. Mr. Fater, who joined the Company in June 1995, resigned on January 31, 1997. Ms. Lau, who joined the Company in October 1995, as Executive Vice President and Chief Operating Officer, replaced Dr. Singleton as President and Chief Executive Officer and Mr. Fater as Chief Financial Officer on April 4, 1997. Reported salaries cover the portion of the respective year such persons were employees of the Company. See "Employment Agreements" and "-Termination Agreements," below.

(2) Except as otherwise indicated, bonuses are reflected in the year to which they relate even if paid in a subsequent year.

(3) None of the Named Officers received perquisites or other personal benefits in an amount large enough to require reporting, nor did any of them receive any other compensation required to be reported, in this column under applicable Securities and Exchange Commission rules.

(4) Represents a bonus paid to Mr. Singleton as an inducement to enter into an employment agreement and join the Company ($70,000) and to reimburse Mr. Singleton for vacation pay forfeited by reason of leaving his prior employment ($6,110).

(5) In connection with the termination of Dr. Singleton's employment, options to purchase 25,000 shares became vested and options to purchase 75,000 shares were terminated. See "-Option Grants in 1996"

(6) Represents amounts paid by the Company for supplemental health insurance coverage of $1,275 for Dr. Singleton, $1,615 for Ms. Lau, $404 for Mr. Krystopowicz and $19,062 for Mr. Fater; and (b) the full amount ($125,000) of vested and unvested Company contributions under the Company's Supplemental Deferred Compensation Plan ("SDCP") allocated during 1996 to each of Dr. Singleton, Ms. Lau, Mr. Krystopowicz and Mr. Fater. In connection with the termination in 1997 of Dr. Singleton's and Mr. Fater's Employment Agreements, the Company agreed to pay each $25,000 in full settlement of their SDCP accounts.

(7) Includes (a) accrued vacation pay ($18,101) paid in connection with the termination of Mr. Creasman's employment and (b) consulting availability fees ($110,782) paid subsequent to the termination of Mr. Creasman's employment and (c) premium paid ($4,877) on life insurance prior to the termination of Mr. Creasman's employment. See "Termination Agreements," below, for information concerning the settlement of Mr. Creasman's Employment Agreement with the Company.

(8) Includes a bonus of $210,000 paid to Mr. Creasman as an inducement to enter into an employment agreement and join the Company, which bonuses were charged to start-up expense in 1993.

(9) Represents the difference between the fair market value of the Company's Common Stock on the date Mr. Creasman paid for the 64,693 shares of Common Stock purchased by him and the consideration paid by him for such shares. Under federal income tax rules, these shares may be deemed to be restricted stock awards. In 1995, Mr. Creasman's Employment Agreement was amended in a manner so that the shares were no longer considered restricted stock under those rules. The difference between the fair market value of such shares on the date of the amendment and the amount paid by Mr. Creasman for such shares was approximately $354,000, which amount is taxable to Mr. Creasman. The Company loaned Mr. Creasman $141,600 to pay the estimated income taxes, which loans were discharged in 1997 in connection with the settlement of a lawsuit commenced by Mr. Creasman against the Company. See "-Termination Agreements," below, and "Certain Relationships and Related Transactions."


Option Grants in 1996

     Information concerning options granted by the Company during fiscal 1996 to Gary W. Singleton, the only Named Executive Officer who was granted options during that fiscal year. No stock appreciation rights have been granted by the
Company:


                                        Options Granted in the Last Fiscal Year

                                                                                                    Potential
                                           Individual Grants                                   Realizable Value (2)
                          ---------------------------------------------------                 ----------------------
                             Number of            % of Total        Exercise
                             Securities         Options Granted     or Base
                          Underlying Option      to Employees       Price       Expiration
Name                          Granted              in 1996          ($/sh)      Date (1)      5% ($)       10% ($)
-----------------------   -------------------   -----------------   ---------   -----------   ----------   ---------
Dr. Gary W. Singleton          37,187               22.1%           $9.50       4/18/06       $222,974     $563,032
                               62,813               37.4%           $9.50       5/30/06       $375,276     $951,024

----------

(1) In connection with the termination of Dr. Singleton's employment agreement in April 1997, the Company and Dr. Singleton agreed that, of the options granted to Dr. Singleton, options to purchase 25,000 shares would be fully vested and the options to purchase the remaining 75,000 shares of common stock would be terminated. All 25,000 vested options expired unexercised on July 3, 1997. See "Termination Agreements" below.

(2) Potential Realizable Value is at assumed annual rates of stock price appreciation for option term compounded annually.


Options Exercised in 1996

     The following table sets forth information regarding the exercise of options, the number of shares covered by stock options held by the Named Executive Officers as of the end of fiscal 1996, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the year-end market price of the shares subject to such options, at the end of fiscal 1996.

  Options Exercised in the Last Fiscal Year and Fiscal Year-End Option Values

                                                                    Number of Securities
                                                                   Underlying Unexercised        Value of Unexercised
                          Shares Acquired                                Options at             In-the-Money Options at
                            On Exercise     Value Realized (1)      Fiscal year End (#)           Fiscal Year End ($)
Name                            (#)                 ($)          Exercisable/Unexercisable   Exercisable/Unexercisable (2)
------------------------- ----------------- -------------------- --------------------------- ------------------------------
Dr. Gary W. Singleton           -                  -                    0/100,000 (3)               $0/0
Deborah A. Lau                  -                  -                16,190/43,810                   $0/0
William J. Krystopowicz        14,000           $109,455            22,362/16,565               $9,213/6,825
David H. Fater                  -                  -                 8,439/16,877 (4)               $0/0

----------

(1) Represents the closing price of the underlying Common Stock on The Nasdaq Stock Market's National Market on the date of exercise of the option minus the applicable option exercise price, multiplied by the number of shares acquired upon exercise of the option.

(2) Represents the closing price of the underlying Common Stock on The Nasdaq Stock Market's National Market at year-end minus the option exercise price multiplied by the applicable number of shares subject to the option. See "Termination Agreements," below.

(3) In connection with the termination of Dr. Singleton's Employment Agreement in April 1997, the Company and Dr. Singleton agreed that, of the options held by Dr. Singleton, options to purchase 25,000 shares of Common Stock would be fully vested and the options to purchase the remaining 75,000 shares of Common Stock would be terminated. Unless exercised on or before July 3, 1997, the vested options are to expire on that date. See "Termination Agreements," below.

(4) As a result of the termination of Mr. Fater's employment, these options will expire unless exercised before May 1, 1997. See "Termination Agreements," below.


Employment Contracts and Termination Arrangements

     Employment Agreements. The Company has entered into written employment agreements with Deborah A. Lau, William J. Krystopowicz, and Timothy J. Trybus.

     The employment agreement with Ms. Lau provides for a term of three years commencing October 2, 1995, with automatic one-year extensions on each anniversary thereof unless either party elects not to so extend by giving written notice at least 90 days prior to such anniversary date. Ms. Lau's current base salary is $237,659 per annum, subject to increase annually by a percentage equal to the percentage increase in the Consumer Price Index and such additional amounts as may be determined at the discretion of the Company's Chief Executive Officer. In addition, Ms. Lau may also receive annual bonuses at the discretion of the Company's Chief Executive Officer, subject to a maximum amount equal to 35% of base salary per annum (and a minimum of $56,250) for the year ended December 31, 1996). Since Ms. Lau has become Chief Executive Officer of the Company, the Company intends to have determinations as to salary increases and bonuses made by either the full Company Board or the Compensation and Options Committee of the Company Board. Ms. Lau's employment agreement provides that the Company may terminate her employment for, among other reasons, cause (as defined) by continuing to pay Ms. Lau her then current base salary for a period of 18 months, provided that if, at the time, less than 18 months remains on the term of her employment agreement, such base salary shall continue for the longer of the remaining term of her Employment Agreement or 12 months.

     The Company's employment agreement with Mr. Krystopowicz provided for an initial term extending through December 31, 1998, with automatic one-year extensions each January 1 (so that the term is then three years), unless either party elects not to so extend by giving written notice prior to such anniversary date. The current base salary under Mr. Krystopowicz's employment agreement is $184,860, subject to increase annually by a percentage equal to the percentage increase in the Consumer Price Index and such additional amounts as may be determined at the discretion of the Company Board. Mr. Krystopowicz's employment agreement provides that the Company may terminate his employment for, among other things, cause (as defined) by continuing to pay him his then current base salary for a period of 18 months. Either party shall have the right, at any time upon 180 days notice, to terminate the employment agreement without cause. In the event of such termination, the Company is to continue to pay Mr. Krystopowicz his then current base salary for the remaining scheduled term of his employment agreement. In addition, in the event that either party voluntarily terminates the employment agreement, the Company may elect to continue the non-competition restrictions contained therein for a period of up to 18 months by paying to Mr. Krystopowicz an amount equal to 100% of his then current base salary for each month the non-competition restrictions are to be in effect.

     The employment agreement with Mr. Trybus provides for a term of one year from July 1, 1997. The base salary under the employment agreement is $105,000. In addition, Mr. Trybus is eligible for a cash bonus equal to 15% of his base salary. The Company and Mr. Trybus each have the right to terminate the agreement for cause (as defined). The Company may terminate the agreement without cause on sixty days notice. If the Company terminates the agreement without cause or Mr. Trybus terminates for cause, the Company must pay Mr. Trybus severance pay at the rate of Mr. Trybus' salary on a monthly basis for a period of twelve months from the effective date of termination, and all stock options of Mr. Trybus become immediately vested.

     In the event of a "change of control" of the Company (as defined), Ms. Lau and Messrs. Krystopowicz and Trybus each have the right, upon the giving 30 days' written notice to the Company within 180 days following such event (or, if terminated by the Company during such 180 day period), to terminate his or her employment, in which event, Ms. Lau and Mr. Krystopowicz shall be entitled to receive his or her then base salary for a period of 36 months following the date of such termination and all stock options then held by the executive shall become fully vested. If Mr. Trybus elects to terminate his employment after a change in control, he is entitled to receive his base salary for a period of twelve months from the date of termination and all of his stock options become vested. A "change of control" of the Company is deemed to occur under the employment agreements, in general : (i) when a person, other than Robert N. Elkins or an institutional investor becomes the "beneficial owner" of more than 20% or more of the Company's common stock, (ii) in the event of certain mergers or consolidations in which the Company is not the surviving entity, (iii) in the event of the sale, lease or transfer of substantially all of the Company's assets or the liquidation of the Company, or (iv) if Dr. Elkins ceases to be a director of the Company. The consummation of the transactions contemplated by the Merger Agreement will constitute a "change of control" under Ms. Lau's employment agreement.

     Each Executive is also entitled to participate in the Company's employee benefit plans. Whenever the executive is entitled to receive a continuation of salary following termination or nonrenewal of employment, he or she is also entitled to receive a continuation during the period of salary continuation of the insurance coverage provided under the employment agreement.

     Each of the employment agreements contains covenants by the employee to, among other things, maintain the confidentiality of trade secrets of the Company, as well as covenants not to solicit employees or customers of the Company and, during specified periods, not to be employed or have certain other relationships with entities which are directly in the business of owning, operating or managing business which compete with certain aspects of the Company's business.

     Termination Agreements. Effective April 19, 1996, Mr. Kenneth W. Creasman, who was then serving as President, Chief Executive Officer and a director of the Company, resigned. By letter agreement dated April 23, 1996 between the Company and Mr. Creasman, except for the provisions concerning confidentiality of trade secrets, non-solicitation of employees and customers and non-competition, Mr. Creasman's employment agreement, which extended through January 1, 1999 and under which Mr. Creasman's annual salary was then $290,821, was terminated. In lieu thereof, Mr. Creasman agreed to be available as a consultant to the Company by telephone regarding proposed and recently completed acquisitions by the Company for a period of 18 months at a monthly consulting fee of $24,136. The Company also agreed to continue Mr. Creasman's employee health benefit package at the Company's expense for a period of 18 months or until he secures other employment with comparable benefits, whichever is earlier. The letter agreement also provided that, notwithstanding the provisions of his option agreement, options to purchase 28,147 shares became vested and, together with options to purchase 30,183 shares which had already vested, remain exercisable for 180 days. The remaining options held by Mr. Creasman (to purchase 28,157 shares of common stock of the Company) were terminated. All options have now expired unexercised. On January 30, 1997, as part of a settlement of a lawsuit instituted by Mr. Creasman against the Company, the consulting arrangement and the Company's agreement to continue health care benefits was terminated. See also "Certain Relationships and Related Transactions."

     Effective April 4, 1997, Dr. Gary W. Singleton, who replaced Mr. Creasman as President, Chief Executive Officer and a director of the Company, resigned. By letter agreement dated April 4, 1997, the Company and Dr. Singleton agreed to terminate Dr. Singleton's employment agreement which had been entered on April 19, 1996, except for the provisions concerning confidentiality of trade secrets, non-solicitation of employees and customers and non-competition, Dr. Singleton's employment agreement. Dr. Singleton's employment agreement provided for, among other things, an annual salary of $300,000 (subject to annual increases) and extended through April 1999, subject to the Company's right to terminate the employment agreement earlier by making certain future payments to Dr. Singleton. In lieu thereof , Dr. Singleton is receiving severance pay of $154,000, payable in installments over eleven months (and evidenced by a non-interest bearing promissory note), and received $25,000 in satisfaction of his rights under the Company's Supplemental Deferred Compensation Plan (evidenced by a six-month promissory note bearing interest at 7% per annum). All amounts due Dr. Singleton accelerate in the event of a sale of the Company. The Company also agreed to continue Dr. Singleton's employee health benefit package at the Company's expense for a period of six months. The letter agreement also provides of the options to purchase shares of the Company's common stock held by Dr. Singleton, options to purchase 25,000 shares (which were scheduled to vest in part on April 19, 1997 and in part on May 31, 1997) would immediately vest. Unless exercised on or before July 3, 1997, the vested options will expire on that date. The remaining options held by Dr. Singleton (to purchase 75,000 shares of common Stock) terminated in accordance with their terms.

     Effective January 31, 1997, Mr. David H. Fater, Executive Vice President and Chief Financial Officer of the Company, resigned. By letter agreement dated that date, the Company and Mr. Fater agreed to terminate Mr. Fater's amended employment agreement which had been entered into on April 26, 1996, except for the provisions concerning the confidentiality of trade secrets, non-solicitation of employees and customers and non-competition. Mr. Fater's Employment Agreement provided for, among other things, an annual salary of $210,000 (subject to annual reviews, a bonus and, in general, extended through June 26, 1997. In lieu thereof, Mr. Fater has received severance pay of $12,454. The Company also agreed to pay Mr. Fater $6,000 in satisfaction of a claim under a consulting arrangement between the Company and a company related to Mr. Fater which existed prior to Mr. Fater's joining the Company and $25,000 in satisfaction of his rights under the Company's Supplemental Deferred Compensation Plan.



               REPORT OF THE COMPENSATION AND OPTIONS COMMITTEE

     The following report is submitted by the Compensation and Options Committee of the Board of Directors which has power and authority with respect to all matters pertaining to compensation payable by the Company and the administration of the Company's employee benefit plans, including the Company's stock option plans.


General

     To date, the principal components of executive compensation have been salary, bonuses and stock options. The Company has also provided reimbursements and allowances in connection with an executive's activities on behalf of the Company and as inducement to his or her relocation to the Company's headquarters in Naples, Florida upon joining the Company. The Compensation Committee views salaries as a means of providing a basic level of compensation sufficient to attract and retain qualified executives. Bonuses are used to reward the executive's personal performance and contribution to the Company's recent overall performance and are discretionary, except that in two instances executive officers have been guaranteed minimum bonuses for the first year of employment as an inducement to join the Company. The Committee believes that stock options provide long-term incentive and align the executive's interests with those of stockholders through potential stock ownership and an increase in the value of the Company's Common Stock.

Employment Agreements

     The compensation of the Named Executive Officers are determined under employment agreements entered into to induce the executive to join the Company and relocate to Naples, Florida, where the Company's executive offices are located. These agreements also contain provisions designed to provide the Company with post employment non-competition and confidentiality protection. Each employment agreement was separately negotiated and the basis and levels of compensation were determined through arms' length negotiations. The full Company Board, each of whose members are familiar with the healthcare industry's pay structure, approved each employment agreement.


Salaries

     Each employment agreement provides for a specified initial base salary and, to protect the executive against inflation, annual increases equal to the change in the Consumer Price Index. In addition, each employment agreement empowers the Company to further increase the executive's compensation. In determining whether to exercise this power and in determining salaries of other executive officers, the Committee has in the past, and intends in the future, to examine such factors as the executive's level of responsibility, expertise and performance, as well as the Company's performance. In determining salary levels of executives who are not parties to employment agreements, the Committee also reviews existing economic (including cost of living) and competitive factors. The Committee's decisions have been made on a subjective basis without assigning weights to any particular factor.


Bonuses

     Each employment agreement to which the Company is presently a party permits, (except in the case of the negotiated employment agreement of Ms. Lau which provided for a minimum bonus for 1996), but does not require, annual bonuses (although in certain instances the employment agreement limits the amount of bonus). In determining whether to grant bonuses, the Committee intends to reward the executive for his or her personal performance and contribution to the Company's overall performance during the year for which the bonus is granted. Bonuses may be determined either on a subjective basis or objective basis by reference to specific predetermined performance targets.


Long-Term Incentive

     To date the Company has utilized stock options to provide long-term incentive compensation. Options generally have been granted to executive officers at the time of, and as an incentive to, joining the Company. The Committee believes that stock options foster the incentive of employees in seeking long-term growth for the Company, as well as linking the interests of the employees with the overall interests of stockholders. In the case of the Named Executive Officers, the number of options granted to each and the terms of each option were determined at the time of, and as an inducement to, their joining the Company and as part of consideration in entering into employment agreements. Determinations with respect to options that have been granted to other executives, and future options that may be granted to executive officers, including the Named Executive Officers, will be made in light of their level of responsibility and compensation, their prior contribution to the Company's performance and the future goals and performance expected of them, without assigning specific weights to the factors. All options granted to date to executive officers have provided vesting over a period of not less than three years in order to ensure longer term incentive. In certain instances, options have provided for accelerated vesting if certain performance goals are met. Each of the Company's employee option plans are described in greater detail under "-Stock Options" below.


Stock Options

     1993 Stock Option Plan. The Company adopted the 1993 Stock Option Plan (the "Stock Option Plan") effective as of July 1, 1993. The Stock Option Plan provides for the grant of options to purchase up to 2,285,140 shares of common stock, .0025 par value. Options under the Stock Option Plan may be granted to present or future key employees of the Company or a subsidiary of the Company, and to consultants who are not employees. The maximum number of shares of common stock subject to options which may be granted to an optionee under the Stock Option Plan in any fiscal year may not exceed 750,000. Options issued under the Stock Option Plan may or may not be designated as incentive stock options ("ISOs") pursuant to the Internal Revenue Code of 1986, as amended. In the case of an option that is not treated as an ISO, the exercise price per share may not be less than the par value of a share of common stock on the date the option is granted. In the case of an ISO, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (110% in the case of an optionee who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock). The period during which an option may be exercised is fixed by the committee that administers the Stock Option Plan (the "Committee"), but cannot exceed ten years from the date of the grant (or 5 years for an ISO granted to a "ten percent shareholder"). No option will become exercisable unless the person to whom the option was granted remains in the continuous employ or service of the Company (or a subsidiary) for at least one year (or for such other period as the Committee may designate) from the date the option is granted. Subject to earlier termination of the option, unless the Committee determines otherwise, options will be exercisable from and after the date of grant. Vesting or other restrictions on the exercisability of an option will be set forth in the related option agreement. If an optionee ceases to be employed by or to perform services for the Company (and the subsidiary) for any reason other than death or disability, then, unless extended by the Committee acting in its sole discretion, each outstanding option granted to him or her under the Stock Option Plan will terminate on the date three months after the date of such termination of employment or service, or, if earlier, the date specified in the option agreement. If an optionee's employment or service is terminated by reason of the optionee's death or disability (or if the optionee's employment or service is terminated by reason of his or her disability and the optionee dies within one year after such termination of employment or service), then, unless extended by the Committee acting in its sole discretion, each outstanding option granted to the optionee under the Stock Option Plan will terminate on the date one year after the date of such termination of employment or service (or one year after the later death of a disabled optionee) or, if earlier, the date specified in the option agreement. If there is a change of control of the Company, all outstanding options shall become exercisable without regard to whether any vesting conditions have been satisfied. The Board has the authority to amend or terminate the Stock Option Plan, provided that certain amendments that increase the aggregate number of shares under the Stock Option Plan or materially increase benefits are subject to approval by a majority of the common stockholders.

     1993 Senior Executive Stock Option Plan. The Company adopted the 1993 Senior Executive Stock Option Plan (the "Senior Executive Plan") effective as of July 1, 1993. The Senior Executive Plan provides for the grant of options to purchase up to 587,476 shares of common stock, .0025 par value. Options under the Senior Executive Plan may be granted to present or future senior executive officers of the Company or a subsidiary of the Company. The maximum number of shares of common stock subject to options which may be granted to an optionee under the Stock Option Plan in any fiscal year may not exceed 350,000. Options issued under the Senior Executive Plan may or may not be designated as ISOs pursuant to the Internal Revenue Code of 1986, as amended. In the case of an option that is not treated as an ISO, the exercise price per share may not be less than the par value of a share of common stock on the date the option is granted. In the case of an ISO, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (110% in the case of an optionee who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock). The period during which an option may be exercised will be fixed by the committee that administers the Senior Executive Plan (the "Committee"), but cannot exceed ten years from the date of the grant (or 5 years for an ISO granted to a "ten percent shareholder"). No option will become exercisable unless the person to whom the option was granted remains in the continuous employ or service of the Company (or a subsidiary) for at least one year (or for such other period as the Committee may designate) from the date the option is granted. Subject to earlier termination of the option, unless the Committee determines otherwise, options will be exercisable from and after the date of grant. Vesting or other restrictions on the exercisability of an option will be set forth in the related option agreement. If an optionee ceases to be employed by or to perform services for the Company (and the subsidiary) for any reason other than death or disability, then, unless extended by the Committee acting in its sole discretion, each outstanding option granted to him or her under the Senior Executive Plan will terminate on the date three months after the date of such termination of employment or service, or, if earlier, the date specified in the option agreement. If an optionee's employment or service is terminated by reason of the optionee's death or disability (or if the optionee's employment or service is terminated by reason of his or her disability and the optionee dies within one year after such termination of employment or service), then, unless extended by the Committee acting in its sole discretion, each outstanding option granted to the optionee under the Senior Executive Plan will terminate on the date one year after the date of such termination of employment or service (or one year after the later death of a disabled optionee) or, if earlier, the date specified in the option agreement. For purposes hereof, the term "disability" means the inability of an optionee to perform the customary duties of his or her employment or other service for the Company or a Subsidiary by reason of a physical or mental capacity which is expected to result in death or be of indefinite duration. If there is a change of control of the Company, all outstanding options shall become exercisable without regard to whether any vesting conditions have been satisfied. The Board has the authority to amend or terminate the Senior Executive Plan, provided that certain amendments that increase the aggregate number of shares under the Senior Executive Plan or materially increase benefits are subject to approval by a majority of the common stockholders.

     1995 Non-Employee Director Stock Option Plan. The Company adopted the 1995 Non-Employee Director Stock Option Plan (the "Director Plan") effective as of April 1, 1995. The Director Plan provides for the grant of options to purchase up to 250,000 shares of common stock, .0025 par value. Each individual who was an outside director of the Company on April 1, 1995 was granted an option to purchase the number of shares of common stock equal to the "fixed grant amount." Each individual who became or becomes an outside director subsequent to April 1, 1995 was or will be granted an option to purchase the number of shares of common stock equal to the "fixed grant amount." The "fixed grant amount" means, in respect of any option, that number of shares of common stock which equals $30,000 divided by the exercise price of such option. The exercise price per share at which shares of common stock may be purchased pursuant to options granted under the Director Plan shall be 100% of the fair market value of common stock on the date the option is granted. The option term of each option under the Director Plan is ten years from the date of the grant, subject to earlier termination as provided in the Director Plan. In the event that any grantee of an option under the Plan ceases to be a director of the Company for any reason, any unexercised option held by such grantee automatically shall terminate and expire on that date which is one year following the date on which such grantee ceased to be a director. If there is a change of control of the Company, all outstanding options shall become exercisable without regard to whether any vesting conditions have been satisfied. The Board has the authority to amend or terminate the Director Plan, provided that certain amendments that increase the aggregate number of shares under the Director Plan or materially increase benefits are subject to approval by a majority of the common stockholders.


Deferred Compensation Plan

     Community Care of America, Inc. Supplemental Deferred Compensation Plan. The Company adopted the Community Care of America, Inc. Supplemental Deferred Compensation Plan (the "Top-Hat Plan") effective January 1, 1995. The Top-Hat Plan is an unfunded deferred compensation plan maintained for a select group of management or highly compensated employees. The Company designates eligible employees for participation in the Top-Hat Plan. As of January 1, 1995, Kenneth Creasman, Deborah A. Lau, David H. Fater, Bill Krystopowicz and James K. Burkhart were designated as eligible employees. The Company did not make a contribution credit to the Top-Hat Plan for the 1995 plan year (which is a calendar year) and was obligated to make a $500,000 contribution credit for 1996. For plan years beginning January 1, 1997, the amount of contribution credits shall be determined by the Company. Employer contribution credits for each plan year are allocated on an equal basis to each participant in the Top-Hat Plan. Amounts credited to participants' accounts vest according to a six year graduated vesting schedule. After six years of participation in the Top-Hat Plan, a participant becomes fully vested in his or her account. A participant who terminates employment shall receive payment of the vested amount of his or her account as soon as practicable after termination. If a participant termi-nates employment by reason of death, total and permanent disability or involuntary termination, the participant becomes one hundred percent vested in his or her account. The Company has the right to terminate, suspend or amend the Top-Hat Plan at any time, provided that no amendment may deprive a participant of a right accrued under the Top-Hat Plan prior to amendment. Upon termination, the value of all interests in the Top-Hat Plan shall become fully vested and paid as soon as possible after termination.


Chief Executice Officer Salary

     The salary of Kenneth W. Creasman, who served as the Company's Chief Executive Officer during 1995, was based on the terms of his employment agreement. The salary increase of Mr. Creasman for 1995 was based on, in addition to the increase in the Consumer Price Index during the first year of his employment, his added responsibilities in light of the Company's acquisitions and initial public offering. The bonus paid to Mr. Creasman was determined using the same performance factors as utilized for executive officers in general. Mr. Creasman was not granted stock options in 1995. The compensation of Gary W. Singleton, who replaced Mr. Creasman as the Company's Chief Executive Officer on April 19, 1996, was determined based upon his employment agreement which was negotiated with the Company. That employment agreement is described under the caption "- Employment Agreements", above. The salary of Deborah A. Lau, who replaced Mr. Singleton as Chief Executive Officer on April 4, 1997, is being determined based upon her employment agreement with the Company. Her employment agreement is described under "-Employment Agreements and Termination Agreements" above.


Certain Tax Legislation

     Section 162(m) of the Internal Revenue Code of 1986 precludes a public company from taking a federal income tax deduction for annual compensation in excess of $1,000,000 paid to its chief executive officer or any of its four other most highly compensated executive officers. Certain "performance based compensation" is excluded from the deduction limitation. Each of the Company's stock option plans contains provisions which limit the number of options that may be granted to any one optionee in any one year. Such provisions are designed to enable any compensation resulting from the exercise of stock options granted by the Company to be eligible for the "performance based compensation" exclusion. Based on Internal Revenue Service proposed regulations and present compensation levels, the Committee believes that the limitations on compensation deductibility under Section 162(m) will have no material effect on the Company for the foreseeable future.

                                        Respectfully submitted,
                                        Robert N. Elkins
                                        John L. Silverman




                 COMPENSATION AND OPTIONS COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The Compensation and Options Committee, which currently consists of Messrs. John L. Silverman and Dr. Robert N. Elkins, has power and authority with respect to all matters pertaining to compensation payable by the Company and the administration of employee benefits, deferred compensation and stock plans of the Company. Dr. Robert N. Elkins and John L. Silverman are directors of IHS. Dr. Elkins is also the Chairman of the Board and Chief Executive Officer of IHS.

     Mr. Elkins was one of the initial investors in the Company when it acquired MeritWest Inc. in December 1993. On January 19, 1994, the Company entered into a Medicare consulting agreement with Symphony Care Consulting, Inc. ("SCCI"), a wholly owned subsidiary of IHS. The agreement was amended on May 1, 1995 and provided Medicare reimbursement and certification services including training, cost report preparation and accounting services through January 1996. Costs paid to SCCI were $410,000 in 1994, $453,000 in 1995 and $148,000 in 1996. In 1996,
the Company paid Symphony Rehabilitation Services ("SRS") and Symphony Pharmacy Services ("SPS"), both wholly owned subsidiaries of IHS, $162,000 for therapy and $98,000 for pharmacy services, respectively. Also, the Company paid

IHS approximately $500,000 in 1994 and $186,000 in 1995 to reimburse IHS for expenses incurred on behalf of the Company in connection with the start-up of the Company's operations, the acquisition of MeritWest Inc. and due diligence services in connection with the Company's public offering in August 1995. No amounts were paid to IHS in 1996. The Company believes that the terms of the agreement with SCCI and the amounts paid to IHS, SRS and SPS for services were on terms as favorable as could have been obtained from unaffiliated third parties.

     On December 27, 1996, the Company and IHS entered into a Management Agreement (the "Management Agreement") pursuant to which the Company engaged IHS to supervise, manage and operate the financial, accounting, MIS, reimbursement and ancillary services contracting functions for the Company until December 31, 2001. The Management Agreement provides for the Company to pay to IHS for its services, until December 31, 1997, an amount equal to the lesser of 2% of the Company's gross revenues (as defined) or the Company's annualized cost of performing those services itself based on the period July 1, 1996 through December 31, 1996. Thereafter, the management fee payable to IHS is to be the lesser of 2% of the Company's gross revenues or a percentage of gross revenues determined by comparing the Company's cost of performing such functions during the period July 1, 1996 through December 31, 1996 to its gross revenues for that period. The gross revenues percentage may be increased from 2.0% to 2.5% by mutual agreement of the parties following IHS's review of the Company.


     At the time the Company and IHS entered into the Management Agreement, IHS Financial Holdings, Inc. ("IHS Holdings"), a wholly-owned subsidiary of IHS, also entered into a loan agreement which, as amended on January 13, 1997, entitles the Company to borrow, until December 27, 1998, amounts on a revolving credit basis so that no more than $5.0 million is outstanding at any time. Loan advances are subject to the consent of IHS, which consent may not be unreasonably withheld. This revolving credit facility bears interest at a rate per annum equal to the annual rate of interest set forth in IHS's revolving credit agreement with Citibank, N.A., plus 2%. Repayment of amounts advanced under this line of credit are subordinated to the payment of up to an aggregate of $30 million of principal and interest on the Company's obligations to its two principal unaffiliated third party lenders. In connection with entering into the revolving credit facility, the Company issued to IHS warrants to purchase an aggregate of 752,182 shares of the Company's Common Stock, one-half of which were exercisable until January 13, 1999 at $3.22 per share (the average of the high and low trading prices of the Company's Common Stock on January 14 and 15,
1997) and the remaining one-half of which were exercisable until January 13, 2002 at $6.44 per share.

     On April 14, 1997, IHS agreed to guarantee certain obligations of the Company to the Company's principal revolving credit lender and to the lender which has financed the Company's major acquisitions. To induce IHS to issue such guarantees, the Company agreed to reimburse IHS for such amounts paid by IHS on behalf of the Company, including costs, fees and expenses, and to pay IHS interest at the rate of 15% per annum on all amounts which become owing to IHS from the Company with respect thereto. In connection therewith, the Company also issued warrants to IHS to purchase an aggregate of 379,900 shares of the Company's Common Stock until April 15, 2002 at $1.9375 per share (the closing price of the Company's Common Stock on April 14, 1997). The number of shares subject to each of the above warrants and the exercise prices are subject to adjustment in certain instances, including if the Company issues shares of Common Stock (or securities convertible into Common Stock) at less than the applicable exercise price. As a result of the issuance of the warrants in April 1997, the warrants issued to IHS in January 1997 were adjusted to cover 809,374 shares of common stock, one-half of which are exercisable at $2.99 per share for a two year period and one-half of which are exercisable at $5.99 per share for a five year period. In connection with the issuance of each of the above warrants, the Company has granted to IHS certain rights to cause the shares issuable upon exercise of the warrants to be registered under the Securities Act of 1933, as amended, at the Company's expense.

     On July 18, 1997, the Company and IHS Holdings entered into a second loan agreement, which entitles the Company to borrow for working capital purposes, until July 18, 1999, amounts on a revolving credit basis so that no more than $5.0 million is outstanding at any time. Loan advances are to be made directly to creditors of the Company, including the Parent, in payment of the Company's obligations to such creditors. Proceeds used to pay the Company's obligations are directed by the Parent in accordance with the Management Agreement. This revolving credit facility bears interest at a rate per annum equal to the annual rate of interest set forth in Parent's revolving credit agreement with Citibank, N.A., plus 4%. Repayment of amounts advanced under this line of credit are subordinated to the payment of up to an aggregate of $13.6 million of principal and interest on the Company's obligations to one of the Company's principal unaffiliated third-party lenders. The revolving credit facility is guaranteed in full by Community Care of Nebraska, Inc., ECA Holdings, Inc., CCA of Midwest, Inc., Quality Care of
Columbus, Inc., Quality Care of Lyons, Inc. and W.S.T. Care, Inc., each a wholly-owned subsidiary of the Company (together, the "Guarantors"). The revolving line of credit is secured by real property assets of the Company and its subsidiaries. At July 31, 1997, the Company had no borrowings outstanding under this facility.


                            STOCK PERFORMANCE GRAPH

     The following is a graph comparing the annual percentage change in the cumulative stockholder return on the Shares from the time of the Company's initial public offering on August 9, 1995 to December 31, 1996 with the cumulative total return on (a) the NASDAQ Composite Index (the "NASDAQ Index")
(b) the S&P 500 Index and (c) the Long Term Care Peer Group Index (the "LTC Index"). The Comparison assumes $100 invested in the Shares, the NASDAQ Index, the S&P 500 Index and the LTC Index at the close of business on August 9, 1995, and that all the dividends were reinvested. The LTC Index consists of the following Companies in the long term care industry with similar market capitalizations: Advocat Inc., Beverly Enterprises, Inc., GranCare, Inc., Harborside Healthcare Corporation, Living Centers of America, Inc., Mariner Health Group, Inc., Regency Health Services, Inc., Retirement Care Associates, Inc., Summit Care Corporation, Sun Healthcare, Inc. and Unison Healthcare Corporation.



                COMPARISON OF CUMULATIVE TOTAL RETURNS AMONG THE
               COMPANY, NASDAQ COMPOSITE INDEX, S&P 500 INDEX AND
                                   LTC INDEX


                     8/9/95           12/29/95         12/31/96
                     ------           --------         --------
COMPANY              100.00             91.30             35.87
NASDAQ INDEX         100.00            103.14            126.56
S&P 500              100.00            109.62            131.83
LTC INDEX            100.00             94.81             84.12

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     During the period from August 1993 through January 1994, Messrs. Creasman and Krystopowicz purchased 64,693 and 32,346 shares of Common Stock, respectively, at purchase prices of $4.64 per share. In connection with their purchases, the Company loaned Mr. Creasman $220,000 ($70,000 of which was repaid in February 1995 through the payment of a bonus to Mr. Creasman) and Mr. Krystopowicz $75,000. Each outstanding loan is evidenced by a promissory note (the "Stock Purchase Loans") bearing interest at the rate of 8% per annum and payable on February 1, 1997. The Company has tentatively agreed to extend the date of this note to September 1, 1997. In addition, under the terms of the arrangement pursuant to which Mr. Creasman's Employment Agreement was terminated, the Company loaned to Mr. Creasman $141,600 to pay estimated income taxes payable with respect to the shares purchased by him which may be deemed to have been restricted stock under Federal income tax rules. Such loan which bore interest at the rate of 9% per annum and was payable on the third anniversary of its issuance. The Company also agreed, subject to obtaining approval of its senior secured lender, to repurchase 34,193 of Mr. Creasman's Common Stock in exchange for the cancellation of the remaining balance of his Stock Purchase Loan, the Additional Loan and $33,233 of accrued interest. On January 30, 1997, as part of a settlement of a lawsuit instituted by Creasman against the Company, the Stock Purchase Loan and Additional Loan to Mr. Creasman (aggregating $291,600) were canceled. See "Executive Compensation Termination Agreements" in
Item 11 of this Report.

     On June 14, 1996, the Company loaned $250,000 to Ms. Deborah A. Lau, which loan bears interest at the rate of 8% per annum and is to be payable in full, together with interest, on June 14, 2001. In the event of the termination of Ms. Lau's employment following a change-in-control of the Company, any severance payments payable to Ms. Lau under her Employment Agreement (see "Executive Compensation - Employment Agreements" in Item 11 of this Report) will be applied as an offset against any principal or interest outstanding under the note evidencing this loan.

     The Company retained Blass & Driggs, of which law firm Michael S. Blass, a director of the Company, is a member, as counsel during 1996 and is retaining that law firm during 1997. Fees paid to Blass & Driggs during 1996 were $550,000. See "Executive Compensation - Compensation Committee Interlocks and Insider Participation" for information with respect to certain transactions between the Company and certain other directors of the Company and ELI-I and ELI-II.

     Mr. Wallace Olson is a member of the Special Committee. Mr. Olson has no contractual or other relationship with Parent or any of its affiliates (other than the Company). Mr. Olson was a principal shareholder of Southern Care, which was merged into a wholly owned subsidiary of the Company in May 1996. In connection with such transaction, the Company and the selling shareholders of Southern Care (including Mr. Olson), are engaged in a dispute regarding post-closing settlement matters. The Company claims a receivable due from the selling shareholders, including Mr. Olson, of approximately $1.4 million. Such claim has been disputed by the selling shareholders of Southern Care, who have also asserted claims against the Company.



     COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of the Company, as well as persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from January 1, 1996 through December 31, 1996, all Section 16(a) filing requirements applicable to its Reporting Persons were met.

                                                                         Annex A



                       [LETTERHEAD OF SMITH BARNEY INC.]



CONFIDENTIAL


August 1, 1997



The Board of Directors
Community Care of America, Inc.
3050 North Horseshoe Drive
Naples, Florida 33942



Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Community Care of America, Inc. ("CCA") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 1, 1997 (the "Merger Agreement"), among Integrated Health Services, Inc. ("IHS"), IHS Acquisition XXVI, Inc., an indirect wholly owned subsidiary of IHS ("Sub"), and CCA. As more fully described in the Merger Agreement, (i) IHS will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0025 per share, of CCA (the "CCA Common Stock") at a purchase price of $4.00 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into CCA (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of CCA Common Stock not previously tendered will be converted into the right to receive $4.00 in cash.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of CCA and certain senior officers and other representatives of IHS concerning the business, operations and prospects of CCA. We examined certain publicly available business and financial information relating to CCA as well as certain financial forecasts and other information and data for CCA which were provided to or otherwise discussed with us by the management of CCA. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of CCA Common Stock; the historical and projected earnings and other operating data of CCA; and the capitalization and financial condition of CCA. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of CCA. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of or investment in CCA. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of CCA that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CCA as to the future financial performance of CCA. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CCA nor have we made

The Board of Directors
Community Care of America, Inc.
Page 2
August 1, 1997


any physical inspection of the properties or assets of CCA. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to CCA in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of CCA and IHS for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to CCA and IHS unrelated to the proposed Transaction, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with CCA and IHS.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of CCA in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of CCA Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent; provided that this opinion letter may be included in its entirety in the Solicitation/Recommendation Statement of CCA relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of CCA Common Stock (other than IHS and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.


Very truly yours, SMITH BARNEY INC.

                                                                         Annex B


                              [Letterhead of Wheat First]



August 1, 1997



CONFIDENTIAL


The Board of Directors
Community Care of America, Inc.
3050 North Horseshoe Drive, Suite 260
Naples, FL 33942



Ladies and Gentlemen:


     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.0025 per share (the "Shares"), of Community Care of America, Inc. (the "Company") of the cash consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of August 1, 1997 (the "Agreement"), by and among Integrated Health Services, Inc. (the "Acquiror"), its wholly-owned subsidiary and the Company.

     As described in the Agreement, Acquiror will cause its wholly-owned subsidiary to commence a tender offer (the "Offer") to purchase all outstanding Shares at a purchase price of $4.00 per Share, and following the Offer such subsidiary of Acquiror will be merged with and into the Company (the "Merger").

     Wheat, First Securities, Inc. ("Wheat"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may actively trade or hold the securities of the Company or the Acquiror for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Wheat will receive a fee from the Company for rendering this opinion.


     In arriving at our opinion, we have, among other things:

     (1) reviewed the financial and other information contained in the Company's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and December 31, 1995, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (2) reviewed the financial and other information contained in the Acquiror's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994, and the Acquiror's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (3) conducted discussions with members of senior management of the Company concerning its businesses, operations and prospects;

     (4) reviewed other financial information concerning the businesses and operations of the Company including certain audited financial information and certain internal financial analyses and forecasts for the Company prepared by senior management of the Company;

     (5) reviewed certain publicly available information with respect to historical market prices and trading activity for the Company's Common Stock and for certain publicly traded companies which we deemed relevant;

     (6) compared the results of operations of the Company with those of certain publicly traded companies which we deemed relevant;

     (7) compared the proposed financial terms of the transaction with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (8)  reviewed the Agreement; and

     (9) reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we deemed necessary.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. We have relied upon the management of the Company as to the reasonableness and achievability of their financial and operational forecasts and projections, and the assumptions and bases therefor, provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. We were not requested to, and did not, participate in the negotiation or structuring of the transaction contemplated by the Agreement.

     Our advisory services and the opinion expressed herein are provided solely for the use of the Company's Board of Directors in evaluating the transaction contemplated by the Agreement and are not on behalf of, and are not intended to confer rights or remedies upon the Acquiror, any stockholder of the Acquiror or the Company, or any person other than the Company's Board of Directors. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent; provided, that this opinion letter may be included in its entirety in the Offer to Purchase and the Solicitation/Recommendation Statement of the Company relating to the Offer and the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that as of the date hereof the cash consideration of $4.00 per Share to be received by the holders of the Shares (other than Acquiror and its affiliates) in the Offer and Merger is fair, from a financial point of view, to such holders.


Very truly yours,


WHEAT, FIRST SECURITIES, INC.


                                      B-2